UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2014

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

18 February 2014
Results For Announcement to the Market
Name of Companies: BHP Billiton Limited (ABN 49 004 028 077) and
BHP Billiton Plc (Registration No. 3196209)
Report for the half year ended 31 December 2013
This statement includes the consolidated results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc, for the half year ended 31 December 2013 compared with the half year ended 31 December 2012.
This page and the following 74 pages comprise the half-year information given to ASX under Listing Rule 4.2A and released to the market under UK Disclosure and Transparency Rule 4.2.2R and should be read in conjunction with the 2013 BHP Billiton Group annual financial report.
The results are prepared in accordance with IFRS and are presented in US dollars.
US$ Million
Revenue up 5.9% to 33,948
Profit attributable to the members of the BHP Billiton Group up 82.9% to 8,107
Net Tangible Asset Backing:
Net tangible assets per fully paid share were US$14.35 as at 31 December 2013, compared with US$12.28 at 31 December 2012.
Dividends per share:
Interim dividend for current period US 59 cents fully franked
(record date 7 March 2014; payment date 26 March 2014)
Interim dividend for previous corresponding period US 57 cents fully franked
This statement was approved by the Board of Directors.
Jane McAloon
Group Company Secretary
BHP Billiton Limited and BHP Billiton Plc

NEWS RELEASE

bhpbilliton
resourcing the future

Release Time	IMMEDIATE
Date	18 February 2014
Number	04/14

BHP BILLITON RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2013

- **A substantial improvement in productivity and additional volume from our low risk, largely brownfield investment program contributed to a significant increase in profitability in the December 2013 half year.**
- **Underlying EBIT[1] increased by 15% to US$12.4 billion and Underlying attributable profit[1][2] increased by 31% to US$7.8 billion.**
- **The commitment we made 18 months ago to deliver more from existing infrastructure at a lower unit cost is delivering tangible results with annualised productivity led volume and cost efficiencies totalling US$4.9 billion[3] now embedded.**
- **This sustainable increase in productivity supported a 9% increase in the Group's Underlying EBIT margin[2] to 38% and a strong improvement in the Group's Underlying return on capital[2] to 22%[4].**
- **A 65% increase in net operating cash flow and a 25% reduction in cash outflows from investing activities led to a US$7.8 billion[5] increase in free cash flow[2].**
- **Our progressive base dividend, which increased by 3.5% to 59 US cents per share, is comfortably covered by internal cash flow.**
- **Proceeds of US$2.2 billion[6] from portfolio simplification further strengthened the Group's solid A balance sheet.**
- **With strong free cash flow projected, net debt[2] of US$27.1 billion is expected to approach US$25 billion by the end of the 2014 financial year.**
- **We are well placed to extend our strong track record of capital management.**

Half year ended 31 December	2013 US$M	2012 US$M	Change %
Profit from operations (EBIT)	12,933	7,970	62.3%
Attributable profit	8,107	4,433	82.9%
Basic earnings per share (US cents)	152.4	83.3	82.9%
Dividend per share (US cents)	59.0	57.0	3.5%
Net operating cash flow	11,859	7,173	65.3%
Underlying EBITDA[1]	16,518	14,232	16.1%
Underlying EBIT	12,382	10,773	14.9%
Underlying attributable profit	7,761	5,941	30.6%
Underlying basic earnings per share (US cents)[2]	145.9	111.7	30.6%
Capital and exploration expenditure (BHP Billiton share)[7]	7,944	11,051	(28.1%)

The financial report on pages 29 to 68 has been prepared in accordance with IFRS. This news release including the financial report is unaudited. Refer to page 25 for footnotes, including explanations of the non-IFRS measures used in this announcement. Variance analysis relates to the relative financial and/or production performance of BHP Billiton and/or its operations during the December 2013 half year compared with the December 2012 half year, unless otherwise noted. Comparative financial information has been restated for the effect of new accounting standards and other changes in accounting policies which became effective 1 July 2013, the impact of which is described in note 11 to the financial report.

1

News Release
Results for the half year ended 31 December 2013
Safety is paramount
The health and safety of our employees and contractors, and that of the broader communities in which we operate, are central to the success of our organisation. BHP Billiton’s safety performance continued to improve in the
December 2013 half year. The Group suffered no fatalities during the period and our Total Recordable Injury Frequency (TRIF) declined to a record low of 4.4 per million hours worked. We remain focused on identifying, understanding and managing material health and safety risks, and are determined to prevent work related fatalities or serious injuries and illnesses at our operations.
Strong and predictable operating performance
Strong operating performance across BHP Billiton’s diversified portfolio in the December 2013 half year delivered a 10 per cent(8) increase in production, with records achieved across three commodities and 10 operations. Western Australia Iron Ore (WAIO) achieved record production of 108 million tonnes (100 per cent basis) as the operation benefited from the early delivery of first production from the Jimblebar mine. Queensland Coal also achieved record production for the half year as productivity initiatives increased annualised production to 68 million tonnes (100 per cent basis) in the December 2013 quarter. Petroleum liquids production increased by nine per cent to 50 million barrels of oil equivalent in the December 2013 half year, underpinned by a 72 per cent increase at Onshore US, while copper production increased by six per cent to 843 thousand tonnes.
Iron Ore and Metallurgical Coal are well positioned to achieve full year production guidance, although the current wet season in northern Australia represents a key risk. Full year guidance is also retained for our remaining pillars of Petroleum and Copper. The Group’s strong momentum is expected to be maintained with production growth of 16 per cent(8) anticipated over the two years to the end of the 2015 financial year.
Our productivity agenda has delivered a sustainable increase in profitability
A substantial improvement in productivity and additional volume from our low risk, largely brownfield investment program contributed to a significant increase in profitability in the December 2013 half year. Underlying EBIT increased by 15 per cent to US$12.4 billion and Underlying attributable profit increased by 31 per cent to US$7.8 billion.
The commitment we made 18 months ago to deliver more tonnes and more barrels from our existing infrastructure at a lower unit cost is delivering tangible results. Annualised productivity led volume and cost efficiencies totalling US$4.9 billion(3) are now embedded and this is expected to increase to US$5.5 billion by the end of the 2014 financial year. This sustainable increase in productivity supported a nine per cent increase in the Group’s
Underlying EBIT margin to 38 per cent and a strong improvement in the Group’s Underlying return on capital to
22 per cent(4).
Intense competition for capital is driving investment returns higher
The Group’s capital and exploration expenditure is expected to decline by 25 per cent in the 2014 financial year to US$16.1 billion (BHP Billiton share)(7) before declining again next year.
At the end of the December 2013 half year, BHP Billiton’s 10 low risk, largely brownfield projects were tracking to plan. Beyond our current projects in execution, the Group’s opportunity rich portfolio remains a key point of differentiation. By maintaining strict financial discipline and increasing internal competition for capital we intend to further differentiate ourselves by creating a more capital efficient organisation. As we become even more focused on our major basins, fewer projects will pass through our investment tollgates and the prospective investment returns for our favoured projects will continue to rise. On this basis, we believe that an average rate of return of greater than 20 per cent (ungeared, after tax, nominal dollars) is achievable for our portfolio of major development options.

BHP Billiton Results for the half year ended 31 December 2013
Well positioned to extend our strong track record of capital management
A 65 per cent increase in net operating cash flow and a 25 per cent reduction in cash outflows from investing activities led to a US$7.8 billion(5) increase in free cash flow(2).
Our interim dividend of 59 US cents per share was unchanged from last year’s final dividend, consistent with recent practice, although the resultant 3.5 per cent increase in our interim distribution highlights the power of our progressive dividend policy. We will consider the trajectory of our progressive base dividend at the end of the 2014 financial year.
The Group’s current annual dividend commitment of US$6.3 billion is comfortably covered by internal cash flow, while proceeds of US$2.2 billion(6) from portfolio simplification further strengthened our solid A balance sheet. With strong free cash flow projected, net debt of US$27.1 billion is expected to approach US$25 billion by the end of the 2014 financial year. We are well placed to extend our strong track record of capital management.
Outlook
Economic outlook
Global economic conditions improved during the December 2013 half year. In the developed world, Europe experienced a period of relative stability while the United States’ economy accelerated, with continued improvement in private sector balance sheets a key supporting factor. The balance of risk to global growth is skewed to the upside, particularly given the broad based alignment of macroeconomic indicators in the major developed economies.
Policy direction from the recent third plenum in China has been received positively, with a notable emphasis on the market’s role in allocating capital. Fiscal system transparency is a key aspect of reform, with an expected reshaping of the relationship between central and local government. We expect further progress on these and other reform measures over the coming years. However, it will also be a period of tighter monetary and fiscal policy, as the central government addresses challenges associated with local government debt. With credit conditions a major focus in the coming year, volatility is likely to increase. In such an environment, our long term relationships with the largest and most stable counterparties in the region will be a competitive advantage. The value of these relationships will only increase as growth in China moderates from the relatively rapid rates seen during the past decade with the inevitable transition towards a consumption based economy.
Growth in the United States outperformed market expectations during the period. Despite volatility, a stronger labour market and increased consumer spending provided robust underlying support to the world’s largest economy. Importantly, the private sector continued to provide significant impetus despite the Federal Reserve’s progressive shift towards a tightening bias. Furthermore, manufacturing surveys in the United States continue to indicate that an improving economic backdrop could be a catalyst for strong growth in the industrial sector in the coming year.
Improving sentiment in the United States, while positive, does create a risk that the expected reversal of quantitative easing could result in the continued redirection of capital away from emerging economies. That said, the associated impact is likely to be less severe for those emerging economies with sound macroeconomic policy fundamentals, while central banks are also likely to respond where necessary. Furthermore, economies such as Brazil, Turkey and India are all scheduled for general elections during 2014 and could see a boost from improved confidence and activity if the results are decisive.
In Japan, positive sentiment has underpinned increased investment activity during the past year. While the trend in inflation is beginning to show a sustainable increase, it must translate into higher household incomes over the next six to 12 months to validate the success of current policy. Notwithstanding the encouraging signs in the Japanese economy, the short term outlook may be volatile as consumer demand has been inflated ahead of an expected increase in the consumption tax scheduled for April 2014.

News Release
From a broader perspective, China’s growing share of services within economic output and the United States’ declining trade deficit are further indications of more balanced and sustainable global growth. We view this as a positive development and expect this trend to continue into the long term.
Commodities outlook
Commodity prices exhibited relative stability in the first half of the 2014 financial year, consistent with the prevailing global economic environment. For some commodities, including iron ore and crude oil, prices remained at elevated levels as important supply basins experienced temporary constraints.
Chinese steel production growth rates are expected to decelerate to levels considerably below GDP growth in the short term as the economy matures following a period of steel-intensive, infrastructure-led growth. In this context, a more balanced iron ore market is anticipated with substantial new supply from the high quality, low cost basins of Western Australia and Brazil expected to exceed demand growth. Increasing mill utilisation rates and the continued closure of sinter capacity, both of which are associated with more demanding environmental regulations within China, should support a preference for high quality lump iron units.
More broadly, with global growth rates expected to rise, demand for steel making raw materials from markets outside of China should also rise. This will predominantly benefit metallurgical coal demand given the reliance of these markets on higher quality, imported product. Against this backdrop, the unsustainable nature of high cost North American exports and slowing supply growth from Australia should be supportive for metallurgical coal pricing in the medium term.
Growth in copper production has exerted some downward pricing pressure, with the supply of concentrate exceeding smelter capacity. Improving global economic conditions are, however, set to support demand growth and we expect the copper market to move back into deficit in the medium term. Our positive longer term outlook for copper remains underpinned by rising strip ratios and grade decline at existing operations and a shortage of high quality opportunities ready for development.
Natural gas pricing has benefited from lower than average winter temperatures in the US and this environment has not only generated strong demand, but also a degree of capacity constraint. With storage rates now below the historical, seasonally adjusted five year minimum inventory level, short term prices should be supported as gas will need to be re-injected into storage capacity when demand comes off its seasonal peak.
The outlook for nickel is supported by healthy demand, particularly in China, while nickel ore supply and the associated production of nickel pig iron in China is expected to be influenced by Indonesian government policy associated with the export of unprocessed ores. In both nickel and aluminium, we expect supply surpluses to ease over the medium term, however excessive inventory levels for both commodities should dampen the price response. The strong premia currently being realised in certain regional markets are expected to remain at elevated levels as bottlenecks in the delivery of warehouse material will take an extended time to be resolved.
In summary, the global economy is expected to strengthen over the balance of the 2014 financial year, providing continued support for commodities demand, albeit at more moderate rates of growth. In the longer term, the fundamentals of wealth creation and urbanisation should benefit general commodities demand, although the transition to consumption led growth in the emerging economies should provide particular support for industrial metals, energy and fertilisers.
Development projects
At the end of the December 2013 half year, BHP Billiton had 10 low risk, largely brownfield major projects under development with a combined budget of US$17.5 billion. With the successful completion of the Macedon project the Group continued to build on its reputation for project delivery capability. Another five projects handled first ore or achieved initial production, namely: North West Shelf North Rankin B Gas Compression; WAIO Jimblebar Mine Expansion; WAIO Port Blending and Rail Yard Facilities; Newcastle Third Port Stage 3; and the Cerrejon P40 Project.

BHP Billiton Results for the half year ended 31 December 2013

In July 2013, BHP Billiton announced an investment of US$3.4 billion to construct a desalination facility which will deliver sustainable water supply to Escondida over the long term. In August 2013, BHP Billiton also approved a US$2.6 billion investment to finish the excavation and lining of the Jansen Potash project production and service shafts, and to continue the installation of essential surface infrastructure and utilities.

BHP Billiton's share of capital and exploration expenditure declined by 28 per cent during the December 2013 half year, to US$7.9 billion[7]. Guidance for the 2014 financial year remains unchanged at US$16.1 billion[7].

	Half year ended 31 December 2013 US$M	Half year ended 31 December 2012 US$M	Year ended 30 June 2013 US$M
Purchases of property, plant and equipment	**8,605**	11,630	22,243
Exploration expenditure	**504**	684	1,351
Capital and exploration expenditure (cash basis)	**9,109**	12,314	23,594
Adjustment for: changes in accrued capital expenditure	**(277)**	(816)	(704)
Capital and exploration expenditure (accruals basis)	**8,832**	11,498	22,890
Add: equity accounted investments	**542**	874	1,493
Less: capitalised deferred stripping[i]	**(784)**	(840)	(1,650)
Less: non-controlling interests	**(646)**	(481)	(1,107)
Capital and exploration expenditure (BHP Billiton share)[ii]	**7,944**	11,051	21,626

(i) Includes US$126 million of capitalised deferred stripping associated with non-controlling interests (December 2012 half year: US$140 million; June 2013 financial year: US$292 million).

(ii) Represents the share of capital and exploration expenditure (on an accruals basis) attributable to BHP Billiton shareholders. Includes BHP Billiton proportionate share of equity accounted investments; excludes non-controlling interests and capitalised deferred stripping.

Projects completed during the December 2013 half year

Business	Project	Capacity[i]	Capital expenditure (US$M)[i]		Date of initial production	
			Actual[ii]	Budget	Actual	Target
Petroleum	Macedon (Australia) 71.43% (operator)	200 million cubic feet of gas per day.	1,050	1,050	Q3 CY13	CY13
	North West Shelf North Rankin B Gas Compression (Australia) 16.67% (non-operator)	2,500 million cubic feet of gas per day.	850	850	Q4 CY13	CY13
			1,900	**1,900**		

Projects in execution at the end of the December 2013 half year

Business	Project	Capacity[i]	Capital expenditure (US$M)[i]	Date of initial production	
Projects that delivered first production			**Budget**	**Actual**	**Target**
Iron Ore	WAIO Jimblebar Mine Expansion (Australia) 85%	Increases mining and processing capacity to 35 million tonnes per annum with incremental debottlenecking opportunities to 55 million tonnes per annum.	3,640[iii]	Q3 CY13	Q4 CY13
	WAIO Port Blending and Rail Yard Facilities (Australia) 85%	Optimises resource and enhances efficiency across the WAIO supply chain.	1,000[iii]	Q4 CY13	H2 CY14
Coal	Newcastle Third Port Project Stage 3 (Australia) 35.5%	Increases total coal terminal capacity from 53 million tonnes per annum to 66 million tonnes per annum.	367	Q2 CY13	CY14

5

News Release

Business	Project	Capacity[i]	Capital expenditure (US$M)[ii]	Date of initial production	
Projects that delivered first production (continued)			**Budget**	**Actual**	**Target**
	Cerrejon P40 Project (Colombia) 33.3%	Increases saleable thermal coal production by 8 million tonnes per annum to approximately 40 million tonnes per annum.	437	Q4 CY13	CY13
			5,444		
Projects under development			**Budget**		**Target**
Petroleum	North West Shelf Greater Western Flank-A (Australia) 16.67% (non-operator)	To maintain LNG plant throughput from the North West Shelf operations.	400		CY16
	Bass Strait Longford Gas Conditioning Plant (Australia) 50% (non-operator)	Designed to process approximately 400 million cubic feet per day of high CO_2 gas.	520		CY16
Potash	Jansen Potash (Canada) 100%	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	2,600		CY17[iv]
Copper	Escondida Oxide Leach Area Project (Chile) 57.5%	New dynamic leaching pad and mineral handling system. Maintains oxide leaching capacity.	721		H1 CY14
	Escondida Organic Growth Project 1 (Chile) 57.5%	Replaces the Los Colorados concentrator with a new 152,000 tonnes per day plant.	3,838		H1 CY15
	Escondida Water Supply (Chile) 57.5%	New desalination facility to ensure continued water supply to Escondida.	3,430		CY17
Iron Ore	Samarco Fourth Pellet Plant (Brazil) 50%	Increases iron ore pellet production capacity by 8.3 million tonnes per annum to 30.5 million tonnes per annum.	1,750		H1 CY14
Coal	Caval Ridge (Australia) 50%	Greenfield mine development to produce an initial 5.5 million tonnes per annum of export metallurgical coal.	1,870[iii]		CY14
	Hay Point Stage Three Expansion (Australia) 50%	Increases port capacity from 44 million tonnes per annum to 55 million tonnes per annum and reduces storm vulnerability.	1,505[iii]		CY15
	Appin Area 9 (Australia) 100%	Maintains Illawarra Coal's production capacity with a replacement mining domain and capacity to produce 3.5 million tonnes per annum of metallurgical coal.	845		CY16
			17,479		

(i) Unless noted otherwise, references to capacity are on a 100 per cent basis, references to capital expenditure from subsidiaries are reported on a 100 per cent basis and references to capital expenditure from equity accounted investments and other operations are reported at our equity share.

(ii) Number subject to finalisation.

(iii) Excludes announced pre-commitment funding.

(iv) Completion of both shafts is expected during the 2016 calendar year, while the associated works program will extend into the 2017 calendar year.

6

BHP Billiton Results for the half year ended 31 December 2013
Income statement
To provide additional clarity into the underlying performance of our operations we present Underlying EBIT excluding exceptional items, which is a measure used internally. Exceptional items are described on page 11 and the difference between Underlying EBIT and Profit from operations is set out in the following table:
Half year ended 31 December 2013 US$M 2012 US$M
Underlying EBIT 12,382 10,773
Exceptional items (before taxation) 551 (2,803)
Profit from operations 12,933 7,970
Underlying EBIT
The following table and commentary describes the approximate impact of the principal factors that affected Underlying EBIT for the December 2013 half year compared with the December 2012 half year:
US$M
Underlying EBIT for the half year ended 31 December 2012 10,773
Change in volumes: Productivity 542
Growth 705
1,247
Net price impact:
Change in sales prices (683)
Price linked costs (91)
(774)
Change in controllable cash costs:
Operating cash costs 772
Exploration and business development 275
1,047
Change in other costs:
Exchange rates 1,452
Inflation (340)
Fuel and energy (69)
Non-cash (828)
One-off items(i) (72)
143
Asset sales (17)
Ceased and sold operations 33
Other items (70)
Underlying EBIT for the half year ended 31 December 2013 12,382
(i) One-off items comprise Onshore US drill rig termination costs; charges for underutilised gas pipeline capacity; and a non-cash variance associated with a major planned maintenance program at Olympic Dam in the prior period.
The following table reconciles principal factors shown above with the Group’s productivity gains:
2013
US$M
Change in controllable cash costs 1,047
Changes in volumes (productivity) 542
Productivity gains (EBIT) 1,589
Change in capitalised exploration (39)
Total productivity gains 1,550

News Release
Volumes
The momentum of our productivity agenda carried into the December 2013 half year as previously embedded annualised volume efficiencies increased by 50 per cent, from US$1.0 billion in the 2013 financial year to US$1.5 billion(3).
When compared with the December 2012 half year, strong operating performance across our diversified portfolio delivered a 10 per cent(8) increase in production, with records achieved across three commodities and 10 operations.
Productivity led volume efficiencies increased Underlying EBIT by US$542 million. WAIO was the major contributor as a series of value enhancing debottlenecking initiatives within this high margin business supported a US$302 million increase in Underlying EBIT.
Investment in our business throughout the economic cycle also continued to underpin growth in our core commodities and highest margin businesses. It is this same growth that will underpin the longer term growth of our progressive base dividend. In this regard, the progressive ramp up of several major projects and strong liquids production growth from Atlantis and Onshore US increased Underlying EBIT by a further US$705 million. The early delivery of iron ore production at the Jimblebar mine and the completion of the Macedon gas project were notable achievements during the period.
In aggregate, stronger sales volumes increased Underlying EBIT by US$1.2 billion in the December 2013 half year.
Iron Ore and Metallurgical Coal are well positioned to achieve full year production guidance, although the current wet season in northern Australia represents a key risk. Full year guidance is also retained for our remaining pillars of Petroleum and Copper. The Group’s strong momentum is expected to be maintained with production growth of 16 per cent(8) anticipated over the two years to the end of the 2015 financial year.
Prices
Lower prices reduced Underlying EBIT by US$683 million in the December 2013 half year. Overcapacity in the nickel and aluminium markets, and concerns of a near term rebalancing in the copper market, weighed on metals prices and reduced Underlying EBIT by a combined US$995 million. A significant recovery in Australian metallurgical coal supply led to an 18 per cent and 10 per cent fall in the average realised price of hard coking coal and weak coking coal, respectively, which reduced Underlying EBIT by US$533 million. In contrast, strong underlying demand and temporary supply constraints led to a 10 per cent increase in the average realised price for iron ore, which increased Underlying EBIT by US$964 million.
Within our Petroleum business, a 13 per cent increase in the average realised price of US natural gas was offset by a two per cent decline in the average realised price of both oil and liquefied natural gas (LNG).
Price linked costs reduced Underlying EBIT by US$91 million during the period and primarily reflected higher royalty charges in our Iron Ore business.
Controllable cash costs
The momentum of our productivity agenda carried into the December 2013 half year as annualised controllable cash cost efficiencies increased from US$2.7 billion in the 2013 financial year to US$3.4 billion(3). A total of US$1.8 billion(3) of productivity led cost efficiencies have now been embedded, along with a US$1.6 billion(3) reduction in exploration and business development activity.
Operating cash costs
When compared with the December 2012 half year, labour productivity and the further optimisation of our contractor activities increased Underlying EBIT by US$325 million. In addition, a general improvement in the Group’s equipment productivity increased Underlying EBIT by US$247 million.

BHP Billiton Results for the half year ended 31 December 2013

There is no better example of the renewed discipline that we are applying at an operational level than Queensland Coal, where our focus on contractor and maintenance costs significantly improved the profitability of the operation. In this regard, BHP Billiton Mitsubishi Alliance unit cash costs declined by a substantial 25 per cent during the period. In our Aluminium, Manganese and Nickel business, the turnaround in performance reflects the action that our teams have taken to maximise the cash generating capacity of these lower margin operations.

While substantial cost efficiencies have been achieved across our portfolio, we also incurred additional costs in specific cases to achieve an overall increase in shareholder value and investment returns. For example, at WAIO we focused on the bottlenecks in order to squeeze more highly profitable tonnes through our installed infrastructure. This activity contributed to a five million tonne per annum (100 per cent basis) increase to our production guidance. The additional volume came at an incrementally higher unit cost.

Exploration and business development

A 26 per cent reduction in the Group's exploration expenditure to US$504 million in the December 2013 half year reflected our sharpened focus on greenfield copper porphyry targets in Chile and Peru and high value oil and gas prospects in the Gulf of Mexico and offshore Western Australia. The associated decline in the Group's exploration expense increased Underlying EBIT by US$218 million. A US$1.0 billion exploration program, which includes US$600 million in our Petroleum business, is planned for the 2014 financial year.

A general reduction in business development expenditure increased Underlying EBIT by a further US$57 million in the December 2013 half year.

Other costs

Exchange rates

A stronger US dollar benefited our cost base during the period and increased Underlying EBIT by US$1.2 billion. This variance excluded a US$345 million benefit associated with the restatement of monetary items in the balance sheet. In total, exchange rate volatility increased Underlying EBIT by US$1.5 billion.

The following exchange rates have been applied:

	Average Half year ended 31 December 2013	Average Half year ended 31 December 2012	As at 31 December 2013	As at 31 December 2012	As at 30 June 2013
Australian dollar[(i)]	0.92	1.04	0.89	1.04	0.92
Chilean peso	511	480	524	480	504
Colombian peso	1,910	1,802	1,927	1,768	1,923
Brazilian real	2.28	2.04	2.34	2.04	2.18
South African rand	10.07	8.48	10.53	8.49	10.00

(i) Displayed as US$ to A$1 based on common convention.

Inflation

Inflation had an unfavourable impact on all businesses and reduced Underlying EBIT by US$340 million during the December 2013 half year. This was most notable in Australia and South Africa, which accounted for over 75 per cent of the total variance.

Non-cash

A higher depreciation and amortisation expense reduced Underlying EBIT by US$828 million during the period. A US$344 million increase in depreciation at our Onshore US business primarily reflected the early stage of development in our highly prospective Permian acreage. The Permian depreciation rate is expected to normalise as production ramps up and reserves are booked. The recent completion of several major projects at WAIO also contributed to the rise in our depreciation expense, reducing Underlying EBIT by a further US$177 million.

9

News Release

One-off items

One-off items reduced Underlying EBIT by US$72 million and largely reflected Onshore US drill rig termination charges.

Asset sales

The contribution of asset sales to Underlying EBIT declined by US$17 million in the December 2013 half year.

Ceased and sold operations

Underlying EBIT from ceased and sold operations increased by US$33 million in the December 2013 half year and largely reflected the contribution from Pinto Valley that followed the restart of mining operations in December 2012. The divestment of Pinto Valley was completed during the period and is reported as an exceptional item.

Other items

Other items decreased Underlying EBIT by US$70 million in the December 2013 half year and this was more than accounted for by a US$115 million UK pension plan expense in our Petroleum business. The variance in our share of profit after tax for equity accounted investments is also included in this category.

Net finance costs

Net finance costs of US$528 million were largely unchanged from the prior period.

Taxation expense

Total taxation expense, including royalty-related taxation, exceptional items and exchange rate movements, was US$3.5 billion, representing an effective tax rate of 28.4 per cent (31 December 2012: 29.6 per cent).

The Group's adjusted effective tax rate, which excludes the influence of exchange rate movements, remeasurement of deferred tax balances associated with the Minerals Resource Rent Tax (MRRT) and exceptional items, was 32.5 per cent (31 December 2012: 32.4 per cent). This adjusted effective tax rate is expected to remain in the range of 31 per cent to 34 per cent for the 2014 financial year.

Half year ended 31 December	2013			2012		
	Profit before tax US$M	Income tax expense US$M	%	Profit before tax US$M	Income tax expense US$M	%
Statutory effective tax rate	**12,405**	**(3,518)**	**28.4%**	**7,454**	**(2,209)**	**29.6%**
Less:						
Exchange rate movements	–	(46)		–	44	
Remeasurement of deferred tax balances associated with the MRRT	–	(491)		–	140	
Exceptional items	(551)	205		2,803	(1,295)	
Adjusted effective tax rate	**11,854**	**(3,850)**	**32.5%**	**10,257**	**(3,320)**	**32.4%**

Government imposed royalty arrangements calculated by reference to profits are reported as royalty-related taxation. The Group expensed US$29 million of MRRT in the December 2013 half year. This was offset by the remeasurement of deferred tax assets associated with the MRRT which reduced taxation expense by US$491 million.

Other royalty and excise arrangements which are not profit based are recognised as operating costs within Profit before taxation. These amounted to US$1.4 billion during the period (31 December 2012: US$1.3 billion).

10

BHP Billiton Results for the half year ended 31 December 2013

Exceptional items

Half year ended 31 December 2013	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Sale of Pinto Valley	551	(205)	346
	551	**(205)**	**346**

On 11 October 2013, BHP Billiton completed the sale of its Pinto Valley mining operation for a cash consideration of US$653 million, after working capital adjustments. A gain on sale of US$346 million (after tax expense) was recognised in the December 2013 half year.

Cash flows

Net operating cash flows after interest and tax increased by 65 per cent to US$11.9 billion for the period. A US$2.6 billion increase in cash generated from operations (after changes in working capital balances) and a US$1.8 billion decrease in tax paid were the major contributors to the strong increase.

Net investing cash outflows decreased by US$1.4 billion to US$8.5 billion during the period. This primarily reflected a US$3.2 billion reduction in capital and exploration expenditure, although this was partially offset by a decline in asset sales. Expenditure on major growth projects totalled US$7.1 billion, including US$3.0 billion on Petroleum projects and US$4.1 billion on Minerals projects. Sustaining capital expenditure and other items totalled US$1.5 billion. Exploration expenditure was US$504 million, including US$342 million classified within net operating cash flows.

Net financing cash flows included proceeds from borrowings of US$5.5 billion and contributions from non-controlling interests of US$1.4 billion. Proceeds from borrowings included the issuance of a four tranche Global Bond of US$5.0 billion. These inflows were partially offset by debt repayments of US$1.5 billion and dividend payments of US$3.2 billion.

Net debt, comprising interest bearing liabilities less cash, finished the period at US$27.1 billion, a decrease of US$422 million compared to the net debt position at 30 June 2013.

Dividend

BHP Billiton has a progressive dividend policy. The aim of this policy is to steadily increase or at least maintain our base dividend in US dollars at each half yearly payment. Our Board today determined to pay an interim dividend of 59 US cents per share.

The dividend to be paid by BHP Billiton Limited will be fully franked for Australian taxation purposes. Dividends for the BHP Billiton Group are determined in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars, and BHP Billiton Plc dividends are mainly paid in pounds sterling and South African rand to shareholders on the UK section and the South African section of the register, respectively. Currency conversions will be based on the foreign currency exchange rates on the Record Date, except for the conversion into South African rand, which will take place on the last day to trade (cum dividend) on JSE Limited, being 28 February 2014. Please note that all currency conversion elections must be registered by the Record Date, being 7 March 2014. Any currency conversion elections made after this date will not apply to this dividend.

The timetable in respect of this dividend will be:

Last day to trade cum dividend on JSE Limited (JSE) and currency conversion into rand	28 February 2014
Ex-dividend Australian Securities Exchange (ASX) and JSE	3 March 2014
Ex-dividend London Stock Exchange (LSE) and New York Stock Exchange (NYSE)	5 March 2014
Record Date (including currency conversion and currency election dates, except for rand)	7 March 2014
Payment date	26 March 2014

American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.

11

News Release
BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 3 and 7 March 2014 (inclusive), nor will transfers between the UK register and the South African register be permitted between the dates of 28 February and 7 March 2014 (inclusive).
Details of the currency exchange rates applicable for the dividend will be announced to the relevant stock exchanges following conversion and will appear on the Group’s website.
Debt management and liquidity
During the December 2013 half year, the Group issued a four tranche Global Bond comprising US$500 million Senior Floating Rate Notes due 2016 paying interest at 3 month US Dollar LIBOR plus 25 basis points, US$500 million 2.050% Senior Notes due 2018, US$1,500 million 3.850% Senior Notes due 2023, and US$2,500 million 5.000% Senior Notes due 2043.
The Group has a US$6.0 billion commercial paper program backed by US$6.0 billion of revolving credit facilities, consisting of US$5.0 billion expiring in December 2015 and US$1.0 billion expiring in December 2014.
As at 31 December 2013 the Group’s cash and cash equivalents on hand were US$10.9 billion, including US$375 million outstanding in the US commercial paper market.
Subsequent to 31 December 2013, the Group redeemed all outstanding Petrohawk Energy Corporation
10.5% Senior Notes due 2014 and 7.875% Senior Notes due 2015 at the applicable call prices. The total aggregate principal value of the notes redeemed was approximately US$1.4 billion.
With strong free cash flow projected, net debt of US$27.1 billion is expected to approach US$25 billion by the end of the 2014 financial year, consistent with our commitment to maintain a strong balance sheet and our solid A credit rating.
Corporate governance
There were no appointments to, or resignations from, the Board during the period. Carolyn Hewson has been appointed to the Remuneration Committee and remains a member of the Risk and Audit Committee. The Remuneration Committee is comprised of Sir John Buchanan, Carlos Cordeiro, Pat Davies, Carolyn Hewson and John Schubert.

BHP Billiton Results for the half year ended 31 December 2013

Business summary[(i)]

The following table provides a summary of the performance of the businesses for the December 2013 half year and the corresponding period.

Half year ended 31 December 2013 US$ million	Revenue[(ii)]	Underlying EBIT[(iii)]	Exceptional items	Profit from operations	Net operating assets[(iv)]	Capex[(v)]	Exploration gross[(vi)]	Exploration to profit[(vii)]
Petroleum and Potash	7,071	2,506	–	2,506	39,111	3,469	308	268
Copper	7,090	2,889	551	3,440	21,780	2,022	72	72
Iron Ore	10,992	6,499	–	6,499	23,446	1,328	78	57
Coal	4,745	510	–	510	14,420	1,252	18	18
Aluminium, Manganese and Nickel	4,160	148	–	148	9,239	240	28	25
Group and unallocated items[(viii)]	54	(170)	–	(170)	639	17	–	–
Inter-segment adjustment	(164)	–	–	–	–	–	–	–
BHP Billiton Group	**33,948**	**12,382**	**551**	**12,933**	**108,635**	**8,328**	**504**	**440**

Half year ended 31 December 2012 (Republished) US$ million	Revenue[(ii)]	Underlying EBIT[(iii)]	Exceptional items	Profit from operations	Net operating assets[(iv)]	Capex[(v)]	Exploration gross[(vi)]	Exploration to profit[(vii)]
Petroleum and Potash	6,658	2,985	–	2,985	35,861	3,639	381	446
Copper	7,347	3,089	336	3,425	19,431	1,789	124	124
Iron Ore	8,374	4,792	(736)	4,056	20,214	3,130	129	41
Coal	4,941	79	(79)	–	11,856	1,804	24	24
Aluminium, Manganese and Nickel	4,497	(108)	(3,397)	(3,505)	9,879	441	26	23
Group and unallocated items[(viii)]	287	(64)	1,073	1,009	626	11	–	–
Inter-segment adjustment	(38)	–	–	–	–	–	–	–
BHP Billiton Group	**32,066**	**10,773**	**(2,803)**	**7,970**	**97,867**	**10,814**	**684**	**658**

(i) Group level information is reported on a statutory basis which, in relation to Underlying EBIT, includes net finance costs and taxation expense for equity accounted investments.

(ii) Revenue is based on Group realised prices and includes third party products. Total third party product revenue for the Group is US$1,739 million and Underlying EBIT is US$85 million (2012: US$1,580 million and US$62 million).

(iii) Underlying EBIT is defined as earnings before net finance costs, taxation expense and any exceptional items. Underlying EBIT is reported net of net finance costs of US$65 million and taxation expense of US$302 million for equity accounted investments (2012: net finance costs of US$10 million and taxation expense of US$364 million). Underlying EBITDA, as reported within each business table, is Underlying EBIT before depreciation, amortisation and impairments (D&A).

(iv) Net operating assets represent operating assets net of operating liabilities and predominantly exclude cash balances, interest bearing liabilities and deferred tax balances. Net operating assets of equity accounted investments represent the balance of the Group's investment in equity accounted investments, and therefore include cash balances, interest bearing liabilities and deferred tax balances.

(v) Includes accrued capital expenditure and excludes capitalised interest and capitalised exploration. Capex in aggregate comprises US$6,993 million growth and US$1,335 million other (2012: US$9,075 million growth and US$1,739 million other).

(vi) Includes US$162 million capitalised exploration (2012: US$123 million).

(vii) Includes US$98 million exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2012: US$97 million).

(viii) Includes the Group's diamonds business (divested effective 10 April 2013), interest in titanium minerals (divested effective 3 September 2012), non-Potash corporate costs incurred by the former Diamonds and Specialty Products business, consolidation adjustments, unallocated items and external sales of freight and fuel via the Group's transport and logistics operations.

13

News Release

Petroleum and Potash

Total petroleum production for the December 2013 half year of 120.4 million barrels of oil equivalent was in line with the prior period. A nine per cent increase in liquids production was underpinned by a 72 per cent increase in Onshore US liquids and an 80 per cent increase in Atlantis volumes. This was offset by a seven per cent decline in natural gas production due to lower seasonal Bass Strait demand and natural field decline at Haynesville following our decision to prioritise Onshore US development drilling in the liquids rich Black Hawk region of the Eagle Ford.

Petroleum Underlying EBIT for the December 2013 half year decreased by US$534 million to US$2.6 billion. Higher sales volumes, which included significant liquids production growth from Atlantis and Onshore US, underpinned a US$197 million increase in Underlying EBIT. This was offset by a US$400 million increase in depreciation and amortisation charges, which primarily reflected the early stage of development in our highly prospective Permian acreage. Several non-recurring charges, including Onshore US drill rig termination costs of US$75 million and a US$115 million UK pension plan expense, further contributed to the reduction in Underlying EBIT. The Group also incurred a charge of US$103 million for underutilised gas pipeline capacity in the Haynesville as we continue to prioritise our liquids rich acreage.

The repetitive, manufacturing-like nature of shale development is ideally suited to our productivity agenda and we are delivering strong results. A continued decline in drilling costs per well, an increase in recovery through completions optimisation and an acceleration in spud to sales timing is expected to unlock substantial shareholder value. With strong growth in liquids production projected, our Onshore US business is expected to show an improvement in financial performance and be profitable in the second half of the 2014 financial year.

Petroleum prices remained relatively stable during the December 2013 half year. The average realised price of natural gas across our portfolio increased by five per cent to US$3.81 per thousand standard cubic feet. This included a 13 per cent increase in the average realised price of US natural gas to US$3.44 per thousand standard cubic feet. These gains were offset by a two per cent decline in the average realised price of oil to US$102.86 per barrel, a two per cent decrease in the average realised price of LNG to US$14.63 per thousand standard cubic feet, and a 15 per cent decline in the average realised price of natural gas liquids (NGL) to US$41.71 per barrel of oil equivalent.

Onshore US overview for the December 2013 half year

		Liquids focused areas (Eagle Ford and Permian)	Gas focused areas (Haynesville and Fayetteville)	Total
December 2013 half year				
Capital expenditure	US$ billion	2.0	0.4	**2.4**
Production	MMboe	23.0	27.9	**50.9**
Product mix	Natural gas	38%	100%	
	Natural gas liquids	22%	–	
	Crude and condensate	40%	–	

Capital expenditure for our Conventional and Shale businesses totalled US$3.2 billion in the December 2013 half year. This included Onshore US drilling and development expenditure of US$2.4 billion. Approximately 75 per cent of drilling activity occurred in the Eagle Ford, with the majority focused on our liquids rich Black Hawk acreage. The rate of expenditure is expected to slow in the second half of the 2014 financial year following a 35 per cent reduction in the Company's active rig count to 26 during the period. Our high return, largely liquids focused development plans are underpinned by annual investment of approximately US$4.0 billion, subject to market conditions.

Petroleum exploration expenditure for the December 2013 half year was US$285 million, of which US$147 million was expensed. During the period BHP Billiton signed a Production Sharing Contract for Block 23b in Trinidad and Tobago, where the Group now has a 60 per cent interest and is the operator. A US$600 million exploration program, largely focused on the Gulf of Mexico and Western Australia, is planned for the 2014 financial year.

14

BHP Billiton Results for the half year ended 31 December 2013

During the period, BHP Billiton reached an agreement to sell Liverpool Bay. The transaction is subject to regulatory approval and other customary conditions, and is expected to be completed in the second half of the 2014 financial year.

Total petroleum production guidance for the 2014 financial year remains unchanged at approximately 250 million barrels of oil equivalent with an anticipated 75 per cent increase in Onshore US liquids production.

On 20 August 2013, BHP Billiton announced an investment of US$2.6 billion to finish the excavation and lining of the Jansen Potash project production and service shafts, and to continue the installation of essential surface infrastructure and utilities. Excavation of the production and service shafts paused in the December 2013 quarter to enable a thorough review of the activities completed to date and to ensure all learnings are captured and adopted in future works. Excavation activity is expected to resume by the end of February 2014. The staggered manner in which we are progressing the production and service shafts allows us to mitigate risk and optimise their development. Completion of both shafts is expected during the 2016 calendar year, while the associated works program will extend into the 2017 calendar year.

Potash Underlying EBIT increased by US$46 million to a loss of US$113 million. A significant reduction in exploration activity was the major contributor to the increase in Underlying EBIT, with activity now focused on shaft excavation at Jansen.

Financial information for the Petroleum and Potash business for the half years ended December 2013 and December 2012 is presented below.

Half year ended 31 December 2013 US$ million	Revenue[(i)(ii)]	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex[(iii)]	Exploration gross[(iv)]	Exploration to profit[(v)]
Bass Strait	948	779	65	714	2,912	136		
North West Shelf	1,230	871	80	791	1,834	83		
Atlantis	718	663	155	508	2,339	176		
Shenzi	695	634	114	520	1,504	117		
Mad Dog	126	114	8	106	486	37		
Onshore US	1,827	856	1,154	(298)	26,247	2,351		
Algeria	249	218	16	202	86	11		
UK[(vi)]	82	(68)	32	(100)	(47)	8		
Exploration	–	(147)	125	(272)	491	–		
Other[(vii)(viii)]	916	684	234	450	1,939	254		
Total Petroleum	**6,791**	**4,604**	**1,983**	**2,621**	**37,791**	**3,173**	**285**	**245**
Potash	–	(110)	3	(113)	2,007	296	23	23
Other[(ix)]	6	(8)	–	(8)	(687)	–	–	–
Total Petroleum and Potash from Group production	**6,797**	**4,486**	**1,986**	**2,500**	**39,111**	**3,469**	**308**	**268**
Third party products	281	6	–	6	–	–		
Total Petroleum and Potash	**7,078**	**4,492**	**1,986**	**2,506**	**39,111**	**3,469**	**308**	**268**
Statutory adjustments[(x)]	(7)	(2)	(2)	–	–	–	–	–
Total Petroleum and Potash statutory result	**7,071**	**4,490**	**1,984**	**2,506**	**39,111**	**3,469**	**308**	**268**

15

News Release

Half year ended 31 December 2012 (Republished) US$ million	Revenue (i)(ii)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex (iii)	Exploration gross (iv)	Exploration to profit (v)
Bass Strait	1,033	851	64	787	2,627	267		
North West Shelf	1,375	1,034	131	903	2,091	146		
Atlantis	411	331	63	268	1,494	207		
Shenzi	837	771	157	614	1,485	58		
Mad Dog	132	120	6	114	336	69		
Onshore US	1,323	663	810	(147)	24,587	2,071		
Algeria	267	216	9	207	150	10		
UK	119	50	14	36	(48)	4		
Exploration	–	(276)	131	(407)	769	–		
Other (vi)(vii)(viii)	1,112	980	198	782	1,640	426		
Total Petroleum	**6,609**	**4,740**	**1,583**	**3,157**	**35,131**	**3,258**	**308**	**373**
Potash	–	(154)	5	(159)	1,500	381	73	73
Other (ix)	7	(17)	–	(17)	(770)	–	–	–
Total Petroleum and Potash from Group production	**6,616**	**4,569**	**1,588**	**2,981**	**35,861**	**3,639**	**381**	**446**
Third party products	45	4	–	4	–	–		
Total Petroleum and Potash	**6,661**	**4,573**	**1,588**	**2,985**	**35,861**	**3,639**	**381**	**446**
Statutory adjustments (x)	(3)	(2)	(2)	–	–	–	–	–
Total Petroleum and Potash statutory result	**6,658**	**4,571**	**1,586**	**2,985**	**35,861**	**3,639**	**381**	**446**

(i) Petroleum revenue from Group production includes: crude oil US$4,076 million (2012: US$3,746 million), natural gas US$1,380 million (2012: US$1,396 million), LNG US$803 million (2012: US$907 million), NGL US$420 million (2012: US$403 million) and other US$105 million (2012: US$154 million).

(ii) Includes inter-segment revenue of US$86 million (2012: US$ nil million).

(iii) Capex in aggregate comprises Petroleum US$3,101 million growth and US$72 million other (2012: US$3,193 million growth and US$65 million other) and Potash US$287 million growth and US$9 million other (2012: US$381 million growth and US$ nil million other).

(iv) Includes US$138 million of Petroleum capitalised exploration (2012: US$32 million).

(v) Includes US$98 million of Petroleum exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2012: US$97 million).

(vi) Includes an expense of US$115 million incurred in November 2013 related to the closure of the UK pension plan.

(vii) Includes Macedon, Pyrenees, Stybarrow, Neptune, Minerva, Angostura, Genesis, Pakistan, divisional activities, business development and ceased and sold operations. Also includes the Caesar oil pipeline and the Cleopatra gas pipeline which are equity accounted investments and are reported on a proportionate consolidation basis (with the exception of net operating assets).

(viii) Includes an unrealised gain of US$3 million related to Angostura embedded derivative (2012: US$9 million unrealised loss).

(ix) Includes closed mining and smelting operations in Canada and the United States.

(x) Includes statutory adjustments for the Caesar oil pipeline and the Cleopatra gas pipeline to reconcile the proportionately consolidated business total to the statutory result.

16

BHP Billiton Results for the half year ended 31 December 2013
Copper
Total copper production increased by six per cent in the December 2013 half year to 843 thousand tonnes. Escondida copper production increased by seven per cent to 564 thousand tonnes as several productivity initiatives supported increased mill throughput and recoveries, which more than offset lower ore grades. Record half year copper production at Antamina also contributed to the strong result as the operation benefited from record mining and milling throughput, along with higher average ore grades.
Underlying EBIT for the December 2013 half year decreased by US$200 million to US$2.9 billion. A stronger US dollar increased Underlying EBIT by US$242 million, although this was more than offset by lower average realised prices which reduced Underlying EBIT by US$658 million, net of price linked costs. The major contributor to this variance was a seven per cent decline in the average realised price of copper to US$3.36 per pound. Volume related productivity initiatives increased Underlying EBIT by US$180 million during the period.
At 31 December 2013, the Group had 437,749 tonnes of outstanding copper sales that were revalued at a weighted average price of US$3.33 per pound. The final price of these sales will be determined over the remainder of the 2014 financial year. In addition, 385,721 tonnes of copper sales from the 2013 financial year were subject to a finalisation adjustment in the period. Provisional pricing and finalisation adjustments increased Underlying EBIT by US$196 million in the December 2013 half year (December 2012 half year: US$67 million increase).
In October 2013, BHP Billiton completed the sale of its Pinto Valley mining operation and the associated San Manuel Arizona Railroad Company to Capstone Mining Corp. for US$653 million, after working capital adjustments.
During the period, BHP Billiton announced an investment of US$3.4 billion to construct a desalination facility which will deliver sustainable water supply to Escondida over the long term. Escondida Organic Growth Project 1 and
Oxide Leach Area Project are expected to maintain Escondida’s copper production at an elevated level for the remainder of this decade. All three projects remain on schedule and budget.
Total copper production guidance for the 2014 financial year remains unchanged at 1.7 million tonnes. Production in the second half is expected to be weighted towards the June 2014 quarter. Escondida remains on track to produce approximately 1.1 million tonnes in the 2014 financial year, before increasing to approximately 1.3 million tonnes in the 2015 financial year. Full year copper volumes at Antamina, Spence and Olympic Dam are expected to remain at a similar level to the 2013 financial year. Planned maintenance is expected to impact the Olympic Dam smelter in the second half of the 2014 financial year.

News Release

Financial information for the Copper business for the half years ended December 2013 and December 2012 is presented below.

Half year ended 31 December 2013 US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex[i]	Exploration gross	Exploration to profit
Escondida[ii]	4,277	2,562	322	2,240	11,021	1,724		
Pampa Norte[iii]	835	333	179	154	2,651	196		
Antamina[iv]	774	535	44	491	1,412	148		
Cannington	605	277	21	256	244	30		
Olympic Dam	758	108	130	(22)	6,499	65		
Other[iv][v]	74	(49)	3	(52)	(47)	7		
Total Copper from Group production	**7,323**	**3,766**	**699**	**3,067**	**21,780**	**2,170**		
Third party products	541	3	–	3	–	–		
Total Copper	**7,864**	**3,769**	**699**	**3,070**	**21,780**	**2,170**	**74**	**74**
Statutory adjustments[vi]	(774)	(225)	(44)	(181)	–	(148)	(2)	(2)
Total Copper statutory result	**7,090**	**3,544**	**655**	**2,889**	**21,780**	**2,022**	**72**	**72**

Half year ended 31 December 2012 (Republished) US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex[i]	Exploration gross	Exploration to profit
Escondida[ii]	4,457	2,748	247	2,501	8,737	1,212		
Pampa Norte[iii]	861	386	112	274	2,612	179		
Antamina[iv]	795	582	42	540	1,292	178		
Cannington	716	334	17	317	240	10		
Olympic Dam	859	53	119	(66)	6,564	161		
Other[iv][v]	25	(289)	4	(293)	(14)	226		
Total Copper from Group production	**7,713**	**3,814**	**541**	**3,273**	**19,431**	**1,966**		
Third party products	429	3	–	3	–	–		
Total Copper	**8,142**	**3,817**	**541**	**3,276**	**19,431**	**1,966**	**126**	**126**
Statutory adjustments[vi]	(795)	(230)	(43)	(187)	–	(177)	(2)	(2)
Total Copper statutory result	**7,347**	**3,587**	**498**	**3,089**	**19,431**	**1,789**	**124**	**124**

(i) Capex in aggregate comprises US$1,389 million growth and US$633 million other (2012: US$1,062 million growth and US$727 million other).

(ii) Escondida is consolidated under IFRS 10 and reported on a 100 per cent basis.

(iii) Includes Spence and Cerro Colorado.

(iv) Antamina and Resolution are equity accounted investments and are reported on a proportionate consolidation basis (with the exception of net operating assets).

(v) Predominantly comprises divisional activities, greenfield exploration, business development and ceased and sold operations. Includes Pinto Valley and Resolution. Pinto Valley was sold effective 11 October 2013.

(vi) Includes statutory adjustments for Antamina and Resolution to reconcile the proportionately consolidated business total to the statutory result. Statutory Underlying EBIT includes net finance costs of US$3 million and taxation expense of US$178 million (2012: net finance costs of US$ nil million and taxation expense of US$187 million).

18

BHP Billiton Results for the half year ended 31 December 2013
Iron Ore
Iron ore production increased by 19 per cent in the December 2013 half year to a record 98 million tonnes as WAIO production rose to an annualised rate of 216 million tonnes (100 per cent basis). This record result reflected strong operating performance, the early delivery of production from Jimblebar and a series of volume enhancing productivity initiatives, which included increased utilisation for a number of relocatable crushers installed at our operating mines. Samarco’s three pellet plants continued to operate at capacity during the period.
Underlying EBIT for the December 2013 half year increased by US$1.7 billion to US$6.5 billion. Volume growth associated with the ramp up of the Jimblebar mine and other recently completed major projects increased Underlying EBIT by US$490 million. In addition, productivity led volume efficiencies increased Underlying EBIT by another US$302 million as several debottlenecking initiatives raised the overall capacity of critical components within our supply chain. This disciplined approach contributed to a five million tonne per annum (100 per cent basis) increase in our WAIO production guidance during the period. The uplift in high margin sales volumes led to a meaningful increase in shareholder value at an incrementally higher unit cost. As a result of this decision and an increase in strip ratio, WAIO unit cash costs, excluding freight and royalty charges of US$625 million and US$744 million, respectively, increased marginally from the second half of the 2013 financial year. A US$177 million increase in depreciation and amortisation during the period reflected the progressive ramp up of several major projects.
The combination of a 10 per cent increase in the average realised price of iron ore to US$112 per tonne (FOB) and a weaker Australian dollar increased Underlying EBIT by US$1.3 billion, net of price linked costs. Our realised price reflects the average index price one month prior to the month of shipment, adjusted for product characteristics such as iron and moisture content.
Our WAIO business achieved a number of major milestones during the period. The Jimblebar Mine Expansion delivered first production, six months ahead of its original schedule, and the WAIO Port Blending and Rail Yard Facilities project handled first ore. The ramp up of Jimblebar phase one capacity to 35 mpta (100 per cent basis) is expected to be completed by the end of the 2015 financial year.
During the period, BHP Billiton approved an investment of US$301 million (BHP Billiton share) to replace two shiploaders at WAIO‘s Nelson Point operations in Port Hedland. The two new shiploaders will increase the reliability of our inner harbour port facilities and create additional port capacity that will be utilised as a series of debottlenecking initiatives increase the capacity of our WAIO supply chain.
Total iron ore production guidance for the 2014 financial year remains unchanged at 192 million tonnes. Our WAIO business continues to perform strongly, however we have maintained production guidance of 212 million tonnes (100 per cent basis) for the 2014 financial year as the wet season in northern Australia represents a key risk. Longer term, a low cost option to expand Jimblebar to 55 mtpa (100 per cent basis) and the broader debottlenecking of the supply chain are expected to underpin further capital efficient growth in capacity to approximately 260 mtpa to 270 mtpa (100 per cent basis).

News Release

Financial information for the Iron Ore business for the half years ended December 2013 and December 2012 is presented below.

Half year ended 31 December 2013 US$ million	Revenue(i)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex(ii)	Exploration gross(iii)	Exploration to profit
Western Australia								
Iron Ore	10,849	6,801	586	6,215	22,509	1,328		
Samarco(iv)	845	458	32	426	901	287		
Other(v)	–	(36)	–	(36)	36	–		
Total Iron Ore from Group production	**11,694**	**7,223**	**618**	**6,605**	**23,446**	**1,615**		
Third party products(vi)	143	39	–	39	–	–		
Total Iron Ore	**11,837**	**7,262**	**618**	**6,644**	**23,446**	**1,615**	**78**	**57**
Statutory adjustments(vii)	(845)	(177)	(32)	(145)	–	(287)	–	–
Total Iron Ore statutory result	**10,992**	**7,085**	**586**	**6,499**	**23,446**	**1,328**	**78**	**57**

Half year ended 31 December 2012 (Republished) US$ million	Revenue(i)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex(ii)	Exploration gross(iii)	Exploration to profit
Western Australia								
Iron Ore	8,309	5,021	409	4,612	19,332	3,130		
Samarco(iv)	792	390	30	360	885	468		
Other(v)	–	(52)	–	(52)	(3)	–		
Total Iron Ore from Group production	**9,101**	**5,359**	**439**	**4,920**	**20,214**	**3,598**		
Third party products(vi)	65	14	–	14	–	–		
Total Iron Ore	**9,166**	**5,373**	**439**	**4,934**	**20,214**	**3,598**	**129**	**41**
Statutory adjustments(vii)	(792)	(172)	(30)	(142)	–	(468)	–	–
Total Iron Ore statutory result	**8,374**	**5,201**	**409**	**4,792**	**20,214**	**3,130**	**129**	**41**

(i) Includes inter-segment revenue of US$73 million (2012: US$29 million).

(ii) Capex in aggregate comprises US$1,292 million growth and US$36 million other (2012: US$3,026 million growth and US$104 million other).

(iii) Includes US$21 million capitalised exploration (2012: US$88 million).

(iv) Samarco is an equity accounted investment and is reported on a proportionate consolidation basis (with the exception of net operating assets).

(v) Predominantly comprises divisional activities, business development and ceased and sold operations.

(vi) Includes Boodarie Iron sales of contracted gas purchases and a US$6 million mark to market gain on an embedded derivative (2012: US$6 million gain).

(vii) Includes statutory adjustments for Samarco to reconcile the proportionately consolidated business total to the statutory result. Statutory Underlying EBIT includes net finance costs of US$64 million and taxation expense of US$81 million (2012: net finance costs of US$11 million and taxation expense of US$131 million).

20

BHP Billiton Results for the half year ended 31 December 2013
Coal
Metallurgical coal production increased by 22 per cent in the December 2013 half year to a record 22 million tonnes. A significant increase in productivity, which culminated in record production at South Walker Creek, Saraji and Poitrel, underpinned record production and sales volumes at Queensland Coal during the period. Conversely, an extended outage at Dendrobium and a scheduled longwall move at West Cliff in the September 2013 quarter resulted in a 13 per cent decline in Illawarra Coal production in the December 2013 half year. Operations at Illawarra Coal are expected to return to normal before the end of the March 2014 quarter.
Energy coal production of 37 million tonnes was in line with the December 2012 half year. Record half year production at both New South Wales Energy Coal and Cerrejon Coal offset the impact of industrial action, lower yields and adverse weather conditions at BECSA.
Underlying EBIT for the December 2013 half year increased by US$431 million to US$510 million. The continued recovery in profitability was underpinned by productivity led volume and cost efficiencies, which increased Underlying EBIT by US$779 million. In this context, the productive capacity of Queensland Coal continues to be tested and the resultant increase in volumes, and our disciplined focus on contractor and maintenance costs, has significantly improved the profitability of the operation. In this regard, BHP Billiton Mitsubishi Alliance mine site, Australian dollar unit cash costs declined by a substantial 25 per cent during the period. A weaker Australian dollar and South African rand increased Underlying EBIT by a further US$404 million, however this was more than offset by an 18 per cent and 10 per cent fall in the average realised price of hard coking coal and weak coking coal, respectively, and an 11 per cent fall in the average realised price of energy coal. In total, lower prices reduced Underlying EBIT by US$611 million, net of price linked costs.
During the period, BHP Billiton completed the sale of the Navajo mine to the Navajo Transitional Energy Company (NTEC), effective 30 December 2013. As BHP Billiton will retain control of the mine until full consideration is received from NTEC, production and financial results for Navajo mine will continue to be reported by the Group.
The Caval Ridge mine development is on schedule for first production in the first half of the 2014 calendar year with the ramp up to phase one capacity of 5.5 million tonnes of premium hard coking coal expected by the end of the 2015 financial year.
Our Queensland Coal business continues to perform strongly, however we have retained total metallurgical coal production guidance of 41 million tonnes for the 2014 financial year given the general uncertainty that exists as we enter the wet season. Energy coal production guidance for the 2014 financial year remains unchanged at 73 million tonnes.

News Release

Financial information for the Coal business for the half years ended December 2013 and December 2012 is presented below.

Half year ended 31 December 2013 US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex[i]	Exploration gross	Exploration to profit
Queensland Coal	2,397	614	242	372	9,025	942		
Illawarra[iii]	410	68	78	(10)	1,313	175		
South Africa Coal[ii]	639	65	98	(33)	1,313	22		
New Mexico	278	52	23	29	132	15		
New South Wales Energy Coal[ii]	704	223	72	151	1,446	87		
Colombia[ii]	443	171	42	129	1,015	88		
Other[iii]	–	(67)	–	(67)	147	30		
Total Coal from Group production	**4,871**	**1,126**	**555**	**571**	**14,391**	**1,359**		
Third party products	317	22	–	22	29	–		
Total Coal	**5,188**	**1,148**	**555**	**593**	**14,420**	**1,359**	**19**	**19**
Statutory adjustments[iv]	(443)	(139)	(56)	(83)	–	(107)	(1)	(1)
Total Coal statutory result	**4,745**	**1,009**	**499**	**510**	**14,420**	**1,252**	**18**	**18**

Half year ended 31 December 2012 (Republished) US$ million	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex[i]	Exploration gross	Exploration to profit
Queensland Coal	2,125	78	166	(88)	6,807	1,355		
Illawarra[iii]	692	115	72	43	1,087	185		
South Africa Coal[ii]	770	98	106	(8)	1,407	50		
New Mexico	303	46	23	23	203	16		
New South Wales Energy Coal[ii]	758	132	56	76	1,326	229		
Colombia[ii]	455	178	31	147	935	140		
Other[iii]	–	(66)	–	(66)	91	46		
Total Coal from Group production	**5,103**	**581**	**454**	**127**	**11,856**	**2,021**		
Third party products	293	18	–	18	–	–		
Total Coal	**5,396**	**599**	**454**	**145**	**11,856**	**2,021**	**25**	**25**
Statutory adjustments[iv]	(455)	(107)	(41)	(66)	–	(217)	(1)	(1)
Total Coal statutory result	**4,941**	**492**	**413**	**79**	**11,856**	**1,804**	**24**	**24**

(i) Capex in aggregate comprises US$887 million growth and US$365 million other (2012: US$1,303 million growth and US$501 million other).

(ii) Cerrejon, Newcastle Coal Infrastructure Group, Port Kembla Coal Terminal and Richards Bay Coal Terminal are equity accounted investments and are reported on a proportionate consolidation basis (with the exception of net operating assets).

(iii) Predominantly comprises divisional activities and greenfield projects.

(iv) Includes statutory adjustments for Cerrejon, Newcastle Coal Infrastructure Group, Port Kembla Coal Terminal and Richards Bay Coal Terminal to reconcile the proportionately consolidated business total to the statutory result. Statutory Underlying EBIT includes net finance income of US$2 million and taxation expense of US$43 million (2012: net finance income of US$1 million and taxation expense of US$46 million).

22

BHP Billiton Results for the half year ended 31 December 2013
Aluminium, Manganese and Nickel
Alumina production increased by eight per cent in the December 2013 half year to a record 2.6 million tonnes. The Efficiency and Growth project at Worsley reached nameplate capacity and the Alumar refinery achieved record production. Aluminium production increased by eight per cent to 612 thousand tonnes as Hillside delivered a half year production record and strong performance was achieved at our other Southern African smelters.
Manganese ore production was in line with the December 2012 half year as improved performance at Hotazel was offset by lower recoveries at GEMCO. Manganese alloy volumes increased by seven per cent from the December 2012 half year which was affected by the temporary suspension of operations at TEMCO.
Nickel production increased by nine per cent from the December 2012 half year which was affected by planned maintenance at the Nickel West Kalgoorlie smelter and Kwinana refinery.
Underlying EBIT for the December 2013 half year increased by US$256 million to US$148 million. This turnaround in performance reflects the action that our teams have taken to maximise the cash generating capacity of these lower margin operations. In this regard, cost efficiencies delivered another US$185 million increase in Underlying EBIT during the period and additional gains are being actively pursued. A stronger US dollar increased Underlying EBIT by a further US$298 million.
In contrast, weaker markets continued to present a challenge as lower average realised prices contributed to a US$306 million reduction in Underlying EBIT, net of price linked costs. More specifically, lower average realised prices for aluminium (down eight per cent to US$2,002 per tonne), nickel (down 17 per cent to US$13,615 per tonne) and manganese alloy (down 13 per cent to US$952 per tonne) were only partially offset by an increase in the average realised price of manganese ore (up four per cent to US$4.90 per dry metric tonne unit). The average realised price for alumina was in line with the prior period, at US$291 per tonne.
On 31 October 2013, production at Nickel West Leinster Perseverance underground mine was suspended following a significant seismic event. A subsequent review of the incident determined it was unsafe to resume operations. Mining at Rocky’s Reward open cut mine, near Leinster, will provide a temporary alternative ore supply to our integrated business. Total saleable nickel production at Nickel West in the 2014 financial year is expected to be in line with the prior year, although the impact on production for the 2015 financial year continues to be assessed.
In January 2014, BHP Billiton commenced formal stakeholder consultation regarding the proposed cessation of aluminium smelting activities and associated services at Bayside. The cast house within the Bayside operation will be supplied by BHP Billiton’s Hillside smelter in order to meet demand from local customers as we continue to assess its future.

News Release

Financial information for the Aluminium, Manganese and Nickel business for the half years ended December 2013 and December 2012 is presented below.

Half year ended 31 December 2013 US$ million	Revenue(i)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex(ii)(iii)(iv)	Exploration gross(v)	Exploration to profit
Alumina	699	133	95	38	3,824	22		
Aluminium	1,219	101	62	39	2,126	16		
Intra-divisional adjustment	(342)	–	–	–	–	–		
	1,576	234	157	77	5,950	38		
Manganese	1,027	293	66	227	1,744	84		
Nickel West	761	(94)	57	(151)	598	84		
Cerro Matoso	315	43	42	1	937	34		
Other(vi)	–	(20)	1	(21)	10	–		
Total Aluminium, Manganese and Nickel from Group production	**3,679**	**456**	**323**	**133**	**9,239**	**240**		
Third party products	481	15	–	15	–	–		
Total Aluminium, Manganese and Nickel	**4,160**	**471**	**323**	**148**	**9,239**	**240**	**28**	**25**
Statutory adjustments	–	–	–	–	–	–	–	–
Total Aluminium, Manganese and Nickel statutory result	**4,160**	**471**	**323**	**148**	**9,239**	**240**	**28**	**25**

Half year ended 31 December 2012 (Republished) US$ million	Revenue(i)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capex(ii)(iii)(iv)	Exploration gross(v)	Exploration to profit
Alumina	649	14	143	(129)	3,967	47		
Aluminium	1,274	25	64	(39)	2,349	10		
Intra-divisional adjustment	(289)	–	–	–	–	–		
	1,634	39	207	(168)	6,316	57		
Manganese	977	225	48	177	1,660	182		
Nickel West	782	(58)	147	(205)	913	172		
Cerro Matoso	407	125	39	86	984	26		
Other(vi)	–	(20)	–	(20)	6	4		
Total Aluminium, Manganese and Nickel from Group production	**3,800**	**311**	**441**	**(130)**	**9,879**	**441**		
Third party products	697	22	–	22	–	–		
Total Aluminium, Manganese and Nickel	**4,497**	**333**	**441**	**(108)**	**9,879**	**441**	**26**	**23**
Statutory adjustments	–	–	–	–	–	–	–	–
Total Aluminium, Manganese and Nickel statutory result	**4,497**	**333**	**441**	**(108)**	**9,879**	**441**	**26**	**23**

(i) Includes inter-segment revenue of US$5 million (2012: US$9 million).

(ii) Capex in aggregate comprises US$37 million growth and US$203 million other (2012: US$110 million growth and US$331 million other).

(iii) Capex includes US$ nil million of expenditure in relation to centralising offices (2012: US$4 million).

(iv) Excludes embedded finance lease arising from the Nickel West power purchase agreement of US$506 million (2012: US$ nil million).

(v) Includes US$3 million capitalised exploration (2012: US$3 million).

(vi) Predominantly comprises divisional activities and business development.

Group and unallocated items

Underlying EBIT expense of US$170 million for Group and unallocated items represented a US$106 million increase from the December 2012 half year, which benefited from a fair value adjustment to Group employee share awards and the partial release of a workers compensation provision.

24

BHP Billiton Results for the half year ended 31 December 2013
The following notes explain the terms used throughout this profit release:
(1) Underlying attributable profit, Underlying EBIT and Underlying EBITDA are used to reflect the underlying performance of BHP Billiton. Underlying attributable profit is Attributable profit excluding any exceptional items. Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation of US$4,136 million for the half year ended 31 December 2013 and US$3,459 million for the half year ended 31 December 2012. We believe that Underlying attributable profit, Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, Attributable profit as an indicator of actual operating performance or as an alternative to cash flow as a measure of liquidity.
Underlying EBIT includes net finance costs and taxation expenses associated with equity accounted investments of US$367 million (2012: US$374 million). Underlying EBIT has not been adjusted for foreign exchange variances on balance sheet items gains of US$105 million (2012: losses of US$240 million) and unrealised losses on derivatives of US$100 million (2012: losses of US$9 million).
Underlying EBITDA includes depreciation and amortisation associated with equity accounted investments of US$134 million (2012: US$116 million).
(2) Non-IFRS measures are defined as follows:
Underlying attributable profit – comprises Profit after taxation attributable to members of BHP Billiton Group less exceptional items as described in note 3 to the financial report.
Underlying basic earnings per share – represents basic earnings per share excluding any exceptional items.
Underlying EBITDA interest coverage – for the purpose of deriving interest coverage, net interest comprises Interest on bank loans and overdrafts, Interest on all other borrowings, Finance lease and hire purchase interest less Interest income.
Underlying effective tax rate – comprises Total taxation expense excluding Royalty-related taxation, exceptional items and Exchange rate movements included in taxation expense divided by Profit before taxation and exceptional items.
Underlying EBIT margin – comprises Underlying EBIT excluding third party profit from operations, divided by revenue excluding third party product revenue.
Underlying EBITDA margin – comprises Underlying EBITDA excluding third party EBITDA, divided by revenue excluding third party product revenue.
Underlying return on capital – represents net profit after tax, excluding exceptional items and net finance costs (after tax), divided by average capital employed. Capital employed is net assets less net debt.
Free cash flow – comprises net operating cash flows less net investing cash flows.
Net debt – comprises Interest bearing liabilities less Cash and cash equivalents.
Net operating assets – represents operating assets net of operating liabilities and predominantly exclude cash balances, interest bearing liabilities and deferred tax balances.
(3) Represents annualised volume and/or cash cost efficiencies embedded within the December 2013 half year result relative to the baseline 2012 financial year. Volume efficiencies refer to volume increases, excluding volume increases from major capital projects, multiplied by the 2012 financial year EBIT margin. Cash cost efficiencies refer to the reduction in costs since the 2012 financial year, adjusted for the impact of volume, price linked costs, exchange rates, inflation, fuel and energy, non-cash costs, one-off items, ceased and sold operations and other items.
(4) Excludes capital investment associated with projects not yet in production, which comprises assets under construction and exploration and evaluation assets.
(5) Excludes proceeds from sale of property, plant and equipment; proceeds from financial assets; proceeds from divestment of subsidiaries, operations and joint operations, net of their cash; and proceeds from sale or partial sale of equity accounted investments.
(6) Represents consideration for the Jimblebar and Pinto Valley transactions.
(7) Represents the share of capital and exploration expenditure (on an accruals basis) attributable to BHP Billiton shareholders. Includes BHP Billiton proportionate share of equity accounted investments; excludes non-controlling interests and capitalised deferred stripping.

News Release
Forward looking statements
This release contains forward looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward looking statements.
These forward looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward looking statements.
For example, our future revenues from our operations, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the U.S. Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward looking statements, whether as a result of new information or future events.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release also includes certain non-IFRS measures including Underlying attributable profit, Underlying basic earnings per share, Underlying EBITDA interest coverage, Underlying effective tax rate, Underlying EBIT margin, Underlying EBITDA margin, Underlying return on capital, Free cash flow, Net debt and Net operating assets. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
No offer of securities
Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.
Reliance on third party information
The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP Billiton.

BHP Billiton Results for the half year ended 31 December 2013
Further information on BHP Billiton can be found on our website: www.bhpbilliton.com
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News Release
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bhpbilliton resourcing the future
BHP Billiton Group Financial Report
For the half year ended 31 December 2013

Financial Report
Contents

Half Year Financial Statements Page
Consolidated Income Statement 31
Consolidated Statement of Comprehensive Income 32
Consolidated Balance Sheet 33
Consolidated Cash Flow Statement 34
Consolidated Statement of Changes in Equity 35
Notes to the Half Year Financial Statements 38
1. Accounting policies 38
2. Segment reporting 39
3. Exceptional items 43
4. Interests in associates and joint venture entities 46
5. Net finance costs 46
6. Taxation 47
7. Earnings per share 47
8. Dividends 48
9. Assets and liabilities held for sale 49
10. Financial risk management - Fair values 49
11. Impact of new accounting standards and change in policies 54
12. Subsequent events 68
Directors’ Report 69
Directors’ Declaration of Responsibility 71
Lead Auditor’s Independence Declaration under Section 307C of the Corporations Act 2001 72
Independent Review Report 73

BHP Billiton Results for the half year ended 31 December 2013

Consolidated Income Statement
for the half year ended 31 December 2013

	Notes	Half year ended 31 Dec 2013 US$M	Half year ended 31 Dec 2012 US$M Restated	Year ended 30 June 2013 US$M Restated
Revenue				
Group production		**32,209**	30,486	63,067
Third party products		**1,739**	1,580	2,886
Revenue	2	**33,948**	32,066	65,953
Other income		**973**	1,946	3,947
Expenses excluding net finance costs		**(22,674)**	(26,703)	(50,040)
Share of operating profit of equity accounted investments	4	**686**	661	1,142
Profit from operations		**12,933**	7,970	21,002
Comprising:				
Group production		**12,848**	7,908	20,875
Third party products		**85**	62	127
		12,933	7,970	21,002
Financial income	5	**61**	58	108
Financial expenses	5	**(589)**	(574)	(1,384)
Net finance costs	5	**(528)**	(516)	(1,276)
Profit before taxation		**12,405**	7,454	19,726
Income tax expense		**(3,692)**	(1,656)	(5,714)
Royalty-related taxation (net of income tax benefit)		**174**	(553)	(1,192)
Total taxation expense	6	**(3,518)**	(2,209)	(6,906)
Profit after taxation		**8,887**	5,245	12,820
Attributable to non-controlling interests		**780**	812	1,597
Attributable to members of BHP Billiton Group		**8,107**	4,433	11,223
Earnings per ordinary share (basic) (US cents)	7	**152.4**	83.3	210.9
Earnings per ordinary share (diluted) (US cents)	7	**151.9**	83.0	210.2
Dividends per ordinary share – paid during the period (US cents)	8	**59.0**	57.0	114.0
Dividends per ordinary share – determined in respect of the period (US cents)	8	**59.0**	57.0	116.0

The accompanying notes form part of these half year financial statements.

31

Financial Report
Consolidated Statement of Comprehensive Income for the half year ended 31 December 2013
The accompanying notes form part of these half year financial statements.
Half year ended 31 Dec 2013 Half year ended 31 Dec 2012 Year ended 30 June 2013
US$M US$M Restated US$M Restated
Profit after taxation 8,887 5,245 12,820
Other comprehensive income
Items that may be reclassified subsequently to the income statement:
Available for sale investments:
Net valuation (losses)/gains taken to equity (8) 3 (101)
Net valuation gains transferred to the income statement (2) (2) (1)
Cash flow hedges:
Gains taken to equity 647 454 223
(Gains)/losses transferred to the income statement (631) (297) 73
Exchange fluctuations on translation of foreign operations taken to equity (2) (4) 2
Tax recognised within other comprehensive income (5) (48) (76)
Share of other comprehensive income of equity accounted investments - - -
Total items that may be reclassified subsequently to the income statement (1) 106 120
Items that will not be reclassified to the income statement:
Actuarial gains/(losses) on pension and medical schemes 99 (23) 61
Tax recognised within other comprehensive income 7 35 (16)
Total items that will not be reclassified to the income statement 106 12 45
Total other comprehensive income 105 118 165
Total comprehensive income 8,992 5,363 12,985
Attributable to non-controlling interests 781 811 1,599
Attributable to members of BHP Billiton Group 8,211 4,552 11,386

BHP Billiton Results for the half year ended 31 December 2013

Consolidated Balance Sheet
as at 31 December 2013

	Notes	31 Dec 2013 US$M	30 June 2013 US$M Restated	31 Dec 2012 US$M Restated
ASSETS				
Current assets				
Cash and cash equivalents		**10,947**	5,677	4,779
Trade and other receivables		**6,698**	6,310	7,299
Other financial assets		**152**	161	190
Inventories		**5,917**	5,821	6,548
Assets classified as held for sale	9	**-**	286	1,089
Current tax assets		**289**	267	168
Other		**595**	431	589
Total current assets		**24,598**	18,953	20,662
Non-current assets				
Trade and other receivables		**2,089**	1,998	1,877
Other financial assets		**2,268**	1,719	2,174
Investments accounted for using the equity method		**3,635**	3,675	3,517
Inventories		**713**	619	427
Property, plant and equipment		**105,254**	100,565	94,839
Intangible assets		**5,533**	5,496	5,552
Deferred tax assets		**6,801**	6,069	5,355
Other		**124**	84	115
Total non-current assets		**126,417**	120,225	113,856
Total assets		**151,015**	139,178	134,518
LIABILITIES				
Current liabilities				
Trade and other payables		**9,734**	10,860	10,672
Interest bearing liabilities		**6,333**	5,088	3,508
Liabilities classified as held for sale	9	**-**	220	425
Other financial liabilities		**23**	210	108
Current tax payable		**1,596**	1,158	1,150
Provisions		**2,135**	2,372	2,513
Deferred income		**272**	231	298
Total current liabilities		**20,093**	20,139	18,674
Non-current liabilities				
Trade and other payables		**338**	286	390
Interest bearing liabilities		**31,702**	28,099	30,003
Other financial liabilities		**1,141**	582	104
Deferred tax liabilities		**7,036**	6,312	5,060
Provisions		**8,118**	8,178	8,768
Deferred income		**308**	291	316
Total non-current liabilities		**48,643**	43,748	44,641
Total liabilities		**68,736**	63,887	63,315
Net assets		**82,279**	75,291	71,203
EQUITY				
Share capital – BHP Billiton Limited		**1,186**	1,186	1,186
Share capital – BHP Billiton Plc		**1,069**	1,069	1,069
Treasury shares		**(605)**	(540)	(549)
Reserves		**2,895**	1,970	1,929
Retained earnings		**72,014**	66,982	63,149
Total equity attributable to members of BHP Billiton Group		**76,559**	70,667	66,784
Non-controlling interests		**5,720**	4,624	4,419
Total equity		**82,279**	75,291	71,203

The accompanying notes form part of these half year financial statements.

33

Financial Report

Consolidated Cash Flow Statement
for the half year ended 31 December 2013

	Half year ended 31 Dec 2013 US$M	Half year ended 31 Dec 2012 US$M Restated	Year ended 30 June 2013 US$M Restated
Operating activities			
Profit before taxation	**12,405**	7,454	19,726
Adjustments for:			
Non-cash exceptional items	**(551)**	2,768	1,893
Depreciation and amortisation expense	**3,993**	3,362	7,031
Net gain on sale of non-current assets	**(4)**	(23)	(46)
Impairments of property, plant and equipment, financial assets and intangibles	**143**	97	330
Employee share awards expense	**129**	103	210
Net finance costs	**528**	516	1,276
Profit from equity accounted investments	**(686)**	(661)	(1,142)
Other	**(107)**	(55)	(21)
Changes in assets and liabilities:			
Trade and other receivables	**(327)**	91	1,037
Inventories	**(209)**	(585)	(70)
Trade and other payables	**(865)**	(838)	(767)
Net other financial assets and liabilities	**50**	27	119
Provisions and other liabilities	**(87)**	(408)	(783)
Cash generated from operations	**14,412**	11,848	28,793
Dividends received	**9**	9	11
Dividends received from equity accounted investments	**728**	349	710
Interest received	**73**	77	140
Interest paid	**(482)**	(434)	(926)
Income tax refunded	**751**	–	–
Income tax paid	**(3,069)**	(4,277)	(7,618)
Royalty-related taxation paid	**(563)**	(399)	(956)
Net operating cash flows	**11,859**	7,173	20,154
Investing activities			
Purchases of property, plant and equipment	**(8,605)**	(11,630)	(22,243)
Exploration expenditure	**(504)**	(684)	(1,351)
Exploration expenditure expensed and included in operating cash flows	**342**	561	1,047
Purchase of intangibles	**(65)**	(234)	(400)
Investment in financial assets	**(390)**	(296)	(475)
Investment in equity accounted investments	**(17)**	(48)	(84)
Cash outflows from investing activities	**(9,239)**	(12,331)	(23,506)
Proceeds from sale of property, plant and equipment	**41**	515	2,338
Proceeds from financial assets	**108**	231	240
Proceeds from divestment of subsidiaries, operations and joint operations, net of their cash	**628**	–	502
Proceeds from sale or partial sale of equity accounted investments	**–**	1,700	1,700
Net investing cash flows	**(8,462)**	(9,885)	(18,726)
Financing activities			
Proceeds from interest bearing liabilities	**5,535**	6,995	9,157
Proceeds from debt related instruments	**–**	11	14
Repayment of interest bearing liabilities	**(1,474)**	(394)	(2,014)
Proceeds from ordinary shares	**9**	8	21
Contributions from non-controlling interests	**1,387**	42	73
Purchase of shares by Employee Share ownership Plan (ESOP) Trusts	**(290)**	(348)	(445)
Dividends paid	**(3,227)**	(3,065)	(6,167)
Dividends paid to non-controlling interests	**(101)**	(223)	(837)
Net financing cash flows	**1,839**	3,026	(198)
Net increase in cash and cash equivalents	**5,236**	314	1,230
Cash and cash equivalents, net of overdrafts, at beginning of period	**5,667**	4,454	4,454
Foreign currency exchange rate changes on cash and cash equivalents	**6**	(7)	(17)
Cash and cash equivalents, net of overdrafts, at end of period	**10,909**	4,761	5,667

The accompanying notes form part of these half year financial statements.

34

BHP Billiton Results for the half year ended 31 December 2013

Consolidated Statement of Changes in Equity
for the half year ended 31 December 2013

For the half year ended 31 December 2013 US$M	Attributable to members of the BHP Billiton Group							
	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
Balance as at 1 July 2013	1,186	1,069	(540)	1,970	66,982	**70,667**	4,624	**75,291**
Profit after taxation	–	–	–	–	8,107	**8,107**	780	**8,887**
Other comprehensive income:								
Net valuation losses on available for sale investments taken to equity	–	–	–	(8)	–	**(8)**	–	**(8)**
Net valuation gains on available for sale investments transferred to the income statement	–	–	–	(2)	–	**(2)**	–	**(2)**
Gains on cash flow hedges taken to equity	–	–	–	647	–	**647**	–	**647**
Gains on cash flow hedges transferred to the income statement	–	–	–	(631)	–	**(631)**	–	**(631)**
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–	(2)	–	**(2)**	–	**(2)**
Actuarial gains on pension and medical schemes	–	–	–	–	98	**98**	1	**99**
Tax recognised within other comprehensive income	–	–	–	(5)	7	**2**	–	**2**
Share of other comprehensive income of equity accounted investments	–	–	–	–	–	**–**	–	**–**
Total comprehensive income	**–**	**–**	**–**	**(1)**	**8,212**	**8,211**	**781**	**8,992**
Transactions with owners:								
Purchase of shares by ESOP Trusts	–	–	(290)	–	–	**(290)**	–	**(290)**
Employee share awards exercised net of employee contributions	–	–	225	(151)	(68)	**6**	–	**6**
Employee share awards forfeited	–	–	–	(23)	23	**–**	–	**–**
Accrued employee entitlement for unexercised awards	–	–	–	129	–	**129**	–	**129**
Dividends	–	–	–	–	(3,135)	**(3,135)**	(101)	**(3,236)**
Equity contributed	–	–	–	971	–	**971**	416	**1,387**
Balance as at 31 December 2013	**1,186**	**1,069**	**(605)**	**2,895**	**72,014**	**76,559**	**5,720**	**82,279**

The accompanying notes form part of these half year financial statements.

35

Financial Report

Consolidated Statement of Changes in Equity
for the half year ended 31 December 2013 (continued)

For the half year ended 31 December 2012 US$M Restated	Attributable to members of the BHP Billiton Group							
	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
Balance as at 1 July 2012	1,186	1,069	(533)	1,912	61,892	65,526	3,789	69,315
Profit after taxation	–	–	–	–	4,433	4,433	812	5,245
Other comprehensive income:								
Net valuation gains on available for sale investments taken to equity	–	–	–	2	–	2	1	3
Net valuation gains on available for sale investments transferred to the income statement	–	–	–	(2)	–	(2)	–	(2)
Gains on cash flow hedges taken to equity	–	–	–	454	–	454	–	454
Gains on cash flow hedges transferred to the income statement	–	–	–	(297)	–	(297)	–	(297)
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–	(4)	–	(4)	–	(4)
Actuarial losses on pension and medical schemes	–	–	–	–	(20)	(20)	(3)	(23)
Tax recognised within other comprehensive income	–	–	–	(58)	44	(14)	1	(13)
Share of other comprehensive income of equity accounted investments	–	–	–	–	–	–	–	–
Total comprehensive income	–	–	–	95	4,457	4,552	811	5,363
Transactions with owners:								
Purchase of shares by ESOP Trusts	–	–	(348)	–	–	(348)	–	(348)
Employee share awards exercised net of employee contributions	–	–	332	(163)	(163)	6	–	6
Accrued employee entitlement for unexercised awards	–	–	–	103	–	103	–	103
Dividends	–	–	–	–	(3,055)	(3,055)	(223)	(3,278)
Equity contributed	–	–	–	–	–	–	42	42
Divestment of equity accounted investment	–	–	–	(18)	18	–	–	–
Balance as at 31 December 2012	1,186	1,069	(549)	1,929	63,149	66,784	4,419	71,203

The accompanying notes form part of these half year financial statements.

36

BHP Billiton Results for the half year ended 31 December 2013

Consolidated Statement of Changes in Equity
for the half year ended 31 December 2013 (continued)

For the year ended 30 June 2013 US$M Restated	Attributable to members of the BHP Billiton Group							
	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
Balance as at 1 July 2012	1,186	1,069	(533)	1,912	61,892	65,526	3,789	69,315
Profit after taxation	–	–	–	–	11,223	11,223	1,597	12,820
Other comprehensive income:								
Net valuation (losses)/gains on available for sale investments taken to equity	–	–	–	(103)	–	(103)	2	(101)
Net valuation gains on available for sale investments transferred to the income statement	–	–	–	(1)	–	(1)	–	(1)
Gains on cash flow hedges taken to equity	–	–	–	223	–	223	–	223
Losses on cash flow hedges transferred to the income statement	–	–	–	73	–	73	–	73
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–	2	–	2	–	2
Actuarial gains on pension and medical schemes	–	–	–	–	60	60	1	61
Tax recognised within other comprehensive income	–	–	–	(117)	26	(91)	(1)	(92)
Share of other comprehensive income of equity accounted investments	–	–	–	–	–	–	–	–
Total comprehensive income	–	–	–	77	11,309	11,386	1,599	12,985
Transactions with owners:								
Purchase of shares by ESOP Trusts	–	–	(445)	–	–	(445)	–	(445)
Employee share awards exercised net of employee contributions	–	–	438	(243)	(178)	17	–	17
Employee share awards forfeited	–	–	–	(17)	17	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	210	–	210	–	210
Issue of share options to non-controlling interests	–	–	–	49	–	49	–	49
Dividends	–	–	–	–	(6,076)	(6,076)	(837)	(6,913)
Equity contributed	–	–	–	–	–	–	73	73
Divestment of equity accounted investment	–	–	–	(18)	18	–	–	–
Balance as at 30 June 2013	1,186	1,069	(540)	1,970	66,982	70,667	4,624	75,291

The accompanying notes form part of these half year financial statements.

37

Financial Report
Notes to the Half Year Financial Statements
1. Accounting policies
This general purpose financial report for the half year ended 31 December 2013 is unaudited and has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB), IAS 34 ‘Interim Financial Reporting’ as adopted by the EU, AASB 134 ‘Interim Financial Reporting’ as issued by the Australian Accounting Standards Board (AASB) and the Disclosure and Transparency Rules of the Financial Services Authority in the United Kingdom and the Australian Corporations Act 2001 as applicable to interim financial reporting.
The half year financial statements represent a ‘condensed set of financial statements’ as referred to in the UK Disclosure and Transparency Rules issued by the Financial Services Authority. Accordingly, they do not include all of the information required for a full annual report and are to be read in conjunction with the most recent annual financial report. The comparative figures for the financial year ended 30 June 2013 are not the statutory accounts of the BHP Billiton Group for that financial year. Those accounts, which were prepared under IFRS, have been reported on by the Company’s auditor and delivered to the registrar of companies. The auditor has reported on those accounts; the report was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and did not contain statements under Section 498(2) or (3) of the UK Companies Act 2006.
The half year financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2013 annual financial statements contained within the Annual Report of the BHP Billiton Group, with the exception of the following new accounting standards and interpretations which became effective from 1 July 2013:
IFRS 10/AASB 10 ‘Consolidated Financial Statements’ which is a replacement of IAS 27/AASB 127 ‘Consolidated and Separate Financial Statements’;
IFRS 11/AASB 11 ‘Joint Arrangements’ which is a replacement of IAS 31 ‘Joint Ventures’;
IFRIC 20 ‘Stripping Costs in the Production Phase of a Surface Mine’;
IFRS 13/AASB 13 ‘Fair Value Measurement’; and
Amendments to IAS 19/AASB 119 ‘Employee Benefits’.
The Group has also changed its Exploration and Evaluation Expenditure policy from 1 July 2013 such that all acquisitions of exploration leases are classified as intangible exploration assets or tangible exploration assets based on the nature of the assets acquired.
The impact of the above is described in detail in note 11 to this financial report.
Rounding of amounts
Amounts in this financial report have, unless otherwise indicated, been rounded to the nearest million dollars.
Comparatives
Where applicable, comparatives have been restated to disclose them on the same basis as current period figures.

BHP Billiton Results for the half year ended 31 December 2013

1. Accounting policies (continued)

Exchange rates

The following exchange rates relative to the US dollar have been applied in each reporting period:

	Average Half year ended 31 Dec 2013	Average Half year ended 31 Dec 2012	Average Year ended 30 June 2013	As at 31 Dec 2013	As at 31 Dec 2012	As at 30 June 2013
Australian dollar[(i)]	0.92	1.04	1.03	0.89	1.04	0.92
Brazilian real	2.28	2.04	2.04	2.34	2.04	2.18
Canadian dollar	1.04	0.99	1.00	1.06	0.99	1.05
Chilean peso	511	480	479	524	480	504
Colombian peso	1,910	1,802	1,814	1,927	1,768	1,923
South African rand	10.07	8.48	8.84	10.53	8.49	10.00
Euro	0.75	0.79	0.77	0.73	0.76	0.77
UK pound sterling	0.63	0.63	0.64	0.61	0.62	0.66

(i) Displayed as US$ to A$1 based on common convention.

2. Segment reporting

The Group operates five businesses aligned with the commodities which we extract and market, reflecting the structure used by the Group's management to assess the performance of the Group.

Reportable segment	Principal activities
Petroleum and Potash	Exploration, development and production of oil and gas Potash development
Copper	Mining of copper, silver, lead, zinc, molybdenum, uranium and gold
Iron Ore	Mining of iron ore
Coal	Mining of metallurgical coal and thermal (energy) coal
Aluminium, Manganese and Nickel	Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal Mining of manganese ore and production of manganese metal and alloys Mining and production of nickel products

Group and unallocated items represent Group centre functions, unallocated operations and consolidation adjustments. Exploration and technology activities are recognised within relevant segments.

It is the Group's policy that inter-segment sales are made on a commercial basis.

39

Financial Report
2. Segment reporting (continued)
Half year ended 31 December 2013
US$M
Petroleum and Potash
Copper
Iron Ore
Coal
Aluminium, Manganese and Nickel
Group and unallocated items/ eliminations(e)
BHP Billiton Group
Revenue
Group production 6,648 6,549 10,734 4,428 3,679 - 32,038
Third party products 281 541 70 317 476 54 1,739
Rendering of services 56 - 115 - - - 171
Inter-segment revenue 86 - 73 - 5 (164) -
Total revenue(a) 7,071 7,090 10,992 4,745 4,160 (110) 33,948
Underlying EBIT(b) 2,506 2,889 6,499 510 148 (170) 12,382
Net finance costs(c) (528)
Exceptional items(d) 551
Profit before taxation 12,405

BHP Billiton Results for the half year ended 31 December 2013
2. Segment reporting (continued)
Half year ended 31 December 2012 Petroleum Copper Iron Ore Coal Aluminium, Group and BHP Billiton
US$M and Potash Manganese unallocated items/ Group
Restated and Nickel eliminations(e)
Revenue
Group production 6,576 6,918 8,259 4,648 3,800 198 30,399
Third party products 45 429 36 293 688 89 1,580
Rendering of services 37 - 50 - - - 87
Inter-segment revenue - - 29 - 9 (38) -
Total revenue(a) 6,658 7,347 8,374 4,941 4,497 249 32,066
Underlying EBIT(b) 2,985 3,089 4,792 79 (108) (64) 10,773
Net finance costs(c) (516)
Exceptional items(d) (2,803)
Profit before taxation 7,454

Financial Report

2. Segment reporting (continued)

Year ended 30 June 2013 US$M Restated	Petroleum and Potash	Copper	Iron Ore	Coal	Aluminium, Manganese and Nickel	Group and unallocated items/ eliminations[(e)]	BHP Billiton Group
Revenue							
Group production	12,951	13,837	18,331	9,310	8,093	326	62,848
Third party products	175	700	86	585	1,165	175	2,886
Rendering of services	98	–	121	–	–	–	219
Inter-segment revenue	–	–	55	–	20	(75)	–
Total revenue[(a)]	13,224	14,537	18,593	9,895	9,278	426	65,953
Underlying EBIT[(b)]	5,636	5,639	11,109	595	158	(207)	22,930
Net finance costs[(c)]							(1,276)
Exceptional items[(d)]							(1,928)
Profit before taxation							19,726

(a) Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations described in footnote (e).

(b) Underlying EBIT is earnings before net finance costs, taxation and any exceptional items.

(c) Refer to note 5 Net finance costs.

(d) Refer to note 3 Exceptional items.

(e) Includes the Group's diamonds business (divested effective 10 April 2013), interest in titanium minerals (divested effective 3 September 2012) and non-Potash corporate costs incurred by the former Diamonds and Specialty Products business, consolidation adjustments and unallocated items.

42

BHP Billiton Results for the half year ended 31 December 2013

3. Exceptional items

Half year ended 31 December 2013	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Sale of Pinto Valley	551	(205)	346
	551	**(205)**	**346**

Sale of Pinto Valley:

On 11 October 2013, the Group announced it had completed the sale of its Pinto Valley mining operation for cash consideration of US$653 million, after working capital adjustments. A gain on sale of US$346 million (after tax expense) was recognised in the half year ended 31 December 2013.

Half year ended 31 December 2012 Restated	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Sale of Yeelirrie uranium deposit	420	–	420
Sale of Richards Bay Minerals	1,212	(185)	1,027
Announced sale of diamonds business	(152)	39	(113)
Announced sale of East and West Browse Joint Ventures	–	211	211
Impairment of Nickel West assets	(1,172)	307	(865)
Impairment of Worsley assets	(2,190)	657	(1,533)
Other impairments arising from capital project review	(921)	266	(655)
	(2,803)	1,295	(1,508)

Sale of Yeelirrie uranium deposit:

On 27 August 2012, the Group announced the sale of its wholly owned Yeelirrie uranium deposit and the transaction was completed on 19 December 2012. A gain on sale of US$420 million was recognised in the half year ended 31 December 2012, while the associated tax expense was offset by the recognition of deferred tax benefits on available tax losses.

Sale of Richards Bay Minerals:

On 7 September 2012, the Group announced it had completed the sale of its 37.76 per cent effective interest in Richards Bay Minerals. A gain on sale of US$1,027 million (after tax expense) was recognised in the half year ended 31 December 2012.

Announced sale of diamonds business:

On 13 November 2012, the Group announced the sale of its diamonds business, comprising its interests in the EKATI Diamond Mine and Diamond Marketing operations. An impairment charge of US$113 million (after tax benefit) was recognised in the half year ended 31 December 2012. The transaction was completed on 10 April 2013.

43

Financial Report

3. Exceptional items (continued)

Announced Sale of East and West Browse Joint Ventures:

On 12 December 2012, the Group signed a definitive agreement to sell its 8.33 per cent interest in the East Browse Joint Venture and 20 per cent interest in the West Browse Joint Venture. The Group's share of assets and liabilities in the joint ventures was disclosed as held for sale as at 31 December 2012. Given completion of the sale was highly probable, a tax benefit of US$211 million, mainly due to the recognition of deferred tax benefits on available tax losses, was reported in the December 2012 half year. The transaction was completed on 7 June 2013.

Impairment of Nickel West assets:

As a result of continued strength in the Australian dollar and weak nickel prices the Group recognised an impairment charge of US$865 million (after tax benefit) in the half year ended 31 December 2012.

Impairment of Worsley assets:

The Group recognised impairment of assets at Worsley as a result of continued strength in the Australian dollar and weak alumina prices. A total impairment charge of US$1,533 million (after tax benefit) was recognised in the half year ended 31 December 2012.

Other impairments arising from capital project review:

In the half year ended 31 December 2012, West Australia Iron Ore (WAIO) refocused its attention on the capital efficient expansion opportunity that exists within the Port Hedland inner harbour and all early works associated with the outer harbour development option were suspended. This revision to the WAIO development sequence and the change in status of other minor capital projects across the Group resulted in the recognition of impairment charges of US$618 million (gross: US$868 million, tax benefit: US$250 million) and other restructuring costs of US$37 million (gross: US$53 million, tax benefit: US$16 million) in the half year ended 31 December 2012.

Year ended 30 June 2013 Restated	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Sale of Yeelirrie uranium deposit	420	–	420
Sale of Richards Bay Minerals	1,212	(183)	1,029
Sale of diamonds business	(97)	(42)	(139)
Sale of East and West Browse Joint Ventures	1,539	(188)	1,351
Impairment of Nickel West assets	(1,698)	454	(1,244)
Impairment of Worsley assets	(2,190)	559	(1,631)
Impairment of Permian Basin assets	(266)	99	(167)
Other impairments arising from capital project review	(1,006)	291	(715)
Newcastle steelworks rehabilitation	158	(47)	111
	(1,928)	943	(985)

Sale of Yeelirrie uranium deposit:

On 27 August 2012, the Group announced the sale of its wholly owned Yeelirrie uranium deposit and the transaction was completed on 19 December 2012. A gain on sale of US$420 million was recognised in the year ended 30 June 2013, while the associated tax expense was offset by the recognition of deferred tax benefits on available tax losses.

Sale of Richards Bay Minerals:

On 7 September 2012, the Group announced it had completed the sale of its 37.76 per cent effective interest in Richards Bay Minerals. A gain on sale of US$1,029 million (after tax expense) was recognised in the year ended 30 June 2013.

44

BHP Billiton Results for the half year ended 31 December 2013
3. Exceptional items (continued)
Sale of diamonds business:
On 13 November 2012, the Group announced the sale of its diamonds business, comprising its interests in the EKATI Diamond Mine and Diamond Marketing operations. The transaction was completed on 10 April 2013 for an aggregate cash consideration of US$553 million (after adjustments). An impairment charge of US$139 million (after tax expense) was recognised based on the final consideration.
Sale of East and West Browse Joint Ventures:
On 12 December 2012, the Group signed a definitive agreement to sell its 8.33 per cent interest in the East Browse Joint Venture and 20 per cent interest in the West Browse Joint Venture. A gain on sale of US$1,539 million was recognised in the year ended 30 June 2013. The associated tax expense of US$462 million was partly offset by the recognition of deferred tax benefits on available tax losses of US$274 million. The transaction was completed on 7 June 2013.
Impairment of Nickel West assets:
As a result of expected continued strength in the Australian dollar and weak nickel prices the Group recognised an impairment charge of US$1,244 million (after tax benefit) in the year ended 30 June 2013.
Impairment of Worsley assets:
The Group recognised an impairment of assets at Worsley as a result of expected continued strength in the Australian dollar and weak alumina prices. A total impairment charge of US$1,631 million (after tax benefit) was recognised in the year ended 30 June 2013.
Impairment of Permian Basin assets:
An impairment charge of US$167 million (after tax benefit) was recognised as the performance of specific evaluation wells in certain areas of the Permian basin (US) do not support economic development.
Other impairments arising from capital project review:
In the year ended 30 June 2013, WAIO refocused its attention on the capital efficient expansion opportunity that exists within the Port Hedland inner harbour and all early works associated with the outer harbour development option were suspended. This revision to the WAIO development sequence and the change in status of other minor capital projects across the Group has resulted in the recognition of impairment charges of US$639 million (after tax benefit) and other restructuring costs of US$76 million (after tax benefit) in the year ended 30 June 2013.
Newcastle steelworks rehabilitation:
The Group recognised a decrease of US$158 million (before tax expense) to its rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). This followed the completion of the Hunter River Remediation Project and reaching agreement with the Environment Protection Authority in March 2013 regarding the necessary scope of work to repeal the Environmental Classification at Steel River.

Financial Report

4. Interests in associates and joint venture entities

Major shareholdings in associates and joint venture entities	Ownership interest at BHP Billiton Group reporting date[(a)]			Contribution to profit after taxation		
	31 Dec 2013 %	31 Dec 2012 %	30 June 2013 %	Half year ended 31 Dec 2013 US$M	Half year ended 31 Dec 2012 US$M Restated	Year ended 30 June 2013 US$M Restated
Carbones del Cerrejón LLC	**33.33**	33.33	33.33	**72**	87	117
Compañia Minera Antamina SA	**33.75**	33.75	33.75	**310**	353	531
Samarco Mineração SA	**50**	50	50	**289**	229	516
Other[(b)]				**15**	(8)	(22)
Total				**686**	661	1,142

(a) The ownership interest at the Group's and the associates and joint venture entities' reporting date are the same. When the annual financial reporting date is different to the Group's, financial information is obtained as at 30 June in order to report on a basis consistent with the Group's reporting date.

(b) Includes the Group's effective interest in the Newcastle Coal Infrastructure Group Pty Limited (ownership interest 35.5 per cent; 31 December 2012: 35.5 per cent; 30 June 2013: 35.5 per cent) and other immaterial equity accounted investments.

5. Net finance costs

	Half year ended 31 Dec 2013 US$M	Half year ended 31 Dec 2012 US$M Restated	Year ended 30 June 2013 US$M Restated
Financial expenses			
Interest on bank loans and overdrafts	**7**	5	13
Interest on all other borrowings[(a)]	**376**	396	965
Finance lease and hire purchase interest	**5**	6	11
Dividends on redeemable preference shares	**–**	–	–
Discounting on provisions and other liabilities	**224**	264	478
Net interest expense on post-retirement employee benefits	**11**	10	19
Interest capitalised[(b)]	**(130)**	(136)	(290)
Fair value change on hedged loans	**(447)**	(75)	(505)
Fair value change on hedging derivatives	**446**	72	489
Fair value change on non-hedging derivatives[(a)]	**101**	12	183
Exchange variations on net debt	**(4)**	20	21
	589	574	1,384
Financial income			
Interest income	**(61)**	(58)	(108)
	(61)	(58)	(108)
Net finance costs	**528**	516	1,276

(a) Interest on all other borrowings includes financial income of US$52 million of realised fair value changes on non-hedging derivatives used to manage interest rate exposure on debt securities (31 Dec 2012: financial income of US$26 million; 30 June 2013: expense of US$97 million). Fair value change on non-hedging derivatives includes the unrealised fair value changes on similar instruments. The total fair value changes on non-hedging derivatives amounted to an expense of US$49 million (31 Dec 2012: financial income of US$14 million; 30 June 2013: expense of US$280 million).

(b) Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the half year ended 31 December 2013 the capitalisation rate was 1.75 per cent (31 December 2012: 2.22 per cent; 30 June 2013: 2.24 per cent).

46

BHP Billiton Results for the half year ended 31 December 2013

6. Taxation

	Half year ended 31 Dec 2013 US$M	Half year ended 31 Dec 2012 US$M Restated	Year ended 30 June 2013 US$M Restated
Taxation expense attributed to geographical jurisdiction			
UK taxation (benefit)/expense	**(11)**	14	84
Australian taxation expense	**2,265**	1,092	4,512
Overseas taxation expense	**1,264**	1,103	2,310
Total taxation expense	**3,518**	2,209	6,906

	Half year ended 31 Dec 2013 US$M	Half year ended 31 Dec 2012 US$M Restated	Year ended 30 June 2013 US$M Restated
Total taxation expense comprises:			
Income tax expense	**3,692**	1,656	5,714
Minerals Resource Rent Tax	**(462)**	78	321
Other royalty-related taxation	**288**	475	871
Total taxation expense	**3,518**	2,209	6,906

Total taxation expense including royalty-related taxation, exceptional items and exchange rate movements, was US$3,518 million, representing an effective tax rate of 28.4 per cent (31 December 2012: 29.6 per cent; 30 June 2013: 35.0 per cent).

Exchange rate movements decreased taxation expense by US$46 million, representing a decrease in the effective tax rate of 0.4 per cent (31 December 2012: increase of US$44 million and 0.6 per cent; 30 June 2013: increase of US$245 million and 1.2 per cent).

Exceptional items, as described in note 3, increased taxation expense by US$205 million (31 December 2012: decrease of US$1,295 million; 30 June 2013: decrease of US$943 million).

Government imposed royalty arrangements calculated by reference to profits are reported as royalty-related taxation. Total royalty-related taxation reduced taxation expense by US$174 million resulting in a decrease in the effective tax rate of 1.4 per cent (31 December 2012: increase of US$553 million and 7.4 per cent; 30 June 2013: increase of US$1,192 million and 6.0 per cent).

The Group expensed US$29 million of MRRT in the period (31 December 2012: benefit of US$62 million; 30 June 2013: expense of US$114 million). This was offset by the remeasurement of deferred tax assets associated with the MRRT, which reduced taxation expense by US$491 million (31 December 2012: increase of US$140 million; 30 June 2013: increase of US$207 million).

7. Earnings per share

	Half year ended 31 Dec 2013	Half year ended 31 Dec 2012 Restated	Year ended 30 June 2013 Restated
Basic earnings per ordinary share (US cents)	**152.4**	83.3	210.9
Diluted earnings per ordinary share (US cents)	**151.9**	83.0	210.2
Basic earnings per American Depositary Share (ADS) (US cents)[(a)]	**304.8**	166.6	421.8
Diluted earnings per American Depositary Share (ADS) (US cents)[(a)]	**303.8**	166.0	420.4
Basic earnings (US$M)	**8,107**	4,433	11,223
Diluted earnings (US$M)	**8,107**	4,433	11,223

(a) Each American Depositary Share represents two ordinary shares.

47

Financial Report

7. Earnings per share (continued)

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

	Half year ended 31 Dec 2013 Million	Half year ended 31 Dec 2012 Million	Year ended 30 June 2013 Million
Weighted average number of shares			
Basic earnings per ordinary share denominator	**5,321**	5,321	5,322
Shares and options contingently issuable under employee share ownership plans	**16**	17	18
Diluted earnings per ordinary share denominator	**5,337**	5,338	5,340

8. Dividends

	Half year ended 31 Dec 2013 US$M	Half year ended 31 Dec 2012 US$M	Year ended 30 June 2013 US$M
Dividends paid/payable during the period			
BHP Billiton Limited	**1,898**	1,840	3,662
BHP Billiton Plc – Ordinary shares	**1,237**	1,206	2,404
– Preference shares[(a)]	**–**	–	–
	3,135	3,046	6,066
Dividends determined in respect of the period			
BHP Billiton Limited	**1,897**	1,822	3,721
BHP Billiton Plc – Ordinary shares	**1,246**	1,198	2,446
– Preference shares[(a)]	**–**	–	–
	3,143	3,020	6,167

(a) 5.5 per cent dividend on 50,000 preference shares of £1 each determined and paid annually (31 December 2012: 5.5 per cent; 30 June 2013: 5.5 per cent).

	Half year ended 31 Dec 2013 US cents	Half year ended 31 Dec 2012 US cents	Year ended 30 June 2013 US cents
Dividends paid during the period (per share)			
Prior year final dividend	**59.0**	57.0	57.0
Interim dividend	**N/A**	N/A	57.0
	59.0	57.0	114.0
Dividends determined in respect of the period (per share)			
Interim dividend	**59.0**	57.0	57.0
Final dividend	**N/A**	N/A	59.0
	59.0	57.0	116.0

Dividends are determined after period end in the announcement of the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to half year end, on 18 February 2014, BHP Billiton determined an interim dividend of 59.0 US cents per share (US$3,143 million), which will be paid on 26 March 2014 (31 December 2012: interim dividend of 57.0 US cents per share – US$3,020 million; 30 June 2013: final dividend of 59.0 US cents per share – US$3,147 million).

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

48

BHP Billiton Results for the half year ended 31 December 2013
9. Assets and liabilities held for sale
There are no assets or liabilities held for sale at 31 December 2013.
On 29 April 2013 the Group announced it had signed a definitive agreement to sell its Pinto Valley mining operation (Pinto Valley) and the associated San Manuel Arizona Railroad Company (SMARRCO), both part of the Copper business, to Capstone Mining Corp. On 11 October 2013, the Group announced it had completed the sale for aggregate cash consideration of US$653 million. At 30 June 2013 the assets and liabilities of Pinto Valley and SMARRCO were classified as current assets held for sale of US$286 million (predominantly comprising property, plant and equipment of US$223 million, inventories of US$43 million and trade and other receivables of US$18 million), and as current liabilities held for sale of US$220 million (predominantly comprising provisions of US$178 million and trade and other payables of US$41 million).
At 31 December 2012 the assets and liabilities of the diamonds business (part of the former Diamonds and Specialty Products segment) and the East and West Browse Joint Ventures (part of the former Petroleum segment) were classified as current assets held for sale of US$1,089 million (predominantly comprising inventories of US$232 million and property, plant and equipment of US$751 million), and as current liabilities held for sale of US$425 million (predominantly comprising trade and other payables of US$68 million and provisions of US$293 million).
10. Financial risk management – Fair values
All financial assets and financial liabilities, other than derivatives, are initially recognised at the fair value of consideration paid or received, net of transaction costs as appropriate, and subsequently carried at fair value or amortised cost, as indicated in the tables below. Derivatives are initially recognised at fair value on the date the contract is entered into and are subsequently remeasured at their fair value.
The financial assets and liabilities are presented by class in the tables below at their carrying values, which generally approximate to the fair values. In the case of US$3,320 million of centrally managed fixed rate debt (30 June 2013: US$5,377 million; 31 December 2012: US$8,177 million) and other fixed interest borrowings of US$3,471 million not swapped to floating rate (30 June 2013: US$3,533 million; 31 December 2012: US$3,580 million), the fair values at 31 December 2013 were US$3,904 million (30 June 2013: US$5,749 million; 31 December 2012: US$8,411 million) and US$3,850 million (30 June 2013: US$3,738 million; 31 December 2012: US$3,452 million) respectively.

Financial Report
10. Financial Risk Management - Fair values (continued)
Financial assets and liabilities
31 December 2013
Loans and receivables US$M
Available for sale securities US$M
Held at fair value through profit or loss US$M
Cash flow hedges US$M
Other financial assets and liabilities at amortised cost US$M
Total US$M
Financial assets
Cash and cash equivalents(a) 10,947 - - - - 10,947
Trade and other receivables(b)(c) 5,205 - 1,188 - - 6,393
Cross currency and interest rate swaps - - 1,381 184 - 1,565
Forward exchange contracts - - - - - -
Commodity contracts - - 32 - - 32
Other derivative contracts - - 183 - - 183
Interest bearing loans receivable 1,819 - - - - 1,819
Shares - 502 - - - 502
Other investments - 138 - - - 138
Total financial assets 17,971 640 2,784 184 - 21,579
Non-financial assets 129,436
Total assets 151,015
Financial liabilities
Trade and other payables(d)(e) - - 50 - 9,557 9,607
Cross currency and interest rate swaps - - 1,110 (14) - 1,096
Forward exchange contracts - - 1 - - 1
Commodity contracts - - 37 - - 37
Other derivative contracts - - 30 - - 30
Unsecured bank overdrafts and short-term borrowings - - - - 38 38
Unsecured bank loans - - - - 1,366 1,366
Commercial paper - - - - 375 375
Notes and debentures(f) - - - - 35,173 35,173
Secured bank and other loans - - - - - -
Redeemable preference shares - - - - - -
Finance leases - - - - 627 627
Unsecured other - - - - 456 456
Total financial liabilities - - 1,228 (14) 47,592 48,806
Non-financial liabilities 19,930
Total liabilities 68,736

BHP Billiton Results for the half year ended 31 December 2013
10. Financial Risk Management - Fair values (continued)
Financial assets and liabilities
30 June 2013 Restated
Loans and receivables US$M
Available for sale securities US$M
Held at fair value through profit or loss US$M
Cash flow hedges US$M
Other financial assets and liabilities at amortised cost US$M
Total US$M
Financial assets
Cash and cash equivalents(a) 5,677 - - - - 5,677
Trade and other receivables(b)(c) 5,212 - 1,059 - - 6,271
Cross currency and interest rate swaps - - 879 83 - 962
Forward exchange contracts - - 1 - - 1
Commodity contracts - - 49 - - 49
Other derivative contracts - - 195 - - 195
Interest bearing loans receivable 1,517 - - - - 1,517
Shares - 534 - - - 534
Other investments - 139 - - - 139
Total financial assets 12,406 673 2,183 83 - 15,345
Non-financial assets 123,833
Total assets 139,178
Financial liabilities
Trade and other payables(d)(e) - - 63 - 10,836 10,899
Cross currency and interest rate swaps, and swaptions - - 555 171 - 726
Forward exchange contracts - - 1 - - 1
Commodity contracts - - 28 - - 28
Other derivative contracts - - 37 - - 37
Unsecured bank overdrafts and short-term borrowings - - - - 10 10
Unsecured bank loans - - - - 1,086 1,086
Commercial paper - - - - 1,330 1,330
Notes and debentures(f) - - - - 30,260 30,260
Secured bank and other loans - - - - 19 19
Redeemable preference shares - - - - 15 15
Finance leases - - - - 137 137
Unsecured other - - - - 330 330
Total financial liabilities - - 684 171 44,023 44,878
Non-financial liabilities 19,009
Total liabilities 63,887

Financial Report

10. Financial Risk Management – Fair values (continued)

Financial assets and liabilities

31 December 2012 Restated	Loans and receivables US$M	Available for sale securities US$M	Held at fair value through profit or loss US$M	Cash flow hedges US$M	Other financial assets and liabilities at amortised cost US$M	Total US$M
Financial assets						
Cash and cash equivalents[(a)]	4,796	–	–	–	–	4,796
Trade and other receivables[(b)(c)]	5,788	–	1,562	–	–	7,350
Cross currency and interest rate swaps	–	–	1,188	(7)	–	1,181
Forward exchange contracts	–	–	11	–	–	11
Commodity contracts	–	–	132	–	–	132
Other derivative contracts	–	–	276	–	–	276
Interest bearing loans receivable	1,185	–	–	–	–	1,185
Shares	–	599	–	–	–	599
Other investments	–	165	–	–	–	165
Total financial assets	11,769	764	3,169	(7)	–	15,695
Non-financial assets						118,823
Total assets						134,518
Financial liabilities						
Trade and other payables[(d)(e)]	–	–	65	–	10,735	10,800
Cross currency and interest rate swaps, and swaptions	–	–	112	(48)	–	64
Forward exchange contracts	–	–	1	–	–	1
Commodity contracts	–	–	94	–	–	94
Other derivative contracts	–	–	53	–	–	53
Unsecured bank overdrafts and short-term borrowings	–	–	–	–	35	35
Unsecured bank loans	–	–	–	–	610	610
Commercial paper	–	–	–	–	1,545	1,545
Notes and debentures[(f)]	–	–	–	–	30,733	30,733
Secured bank and other loans	–	–	–	–	29	29
Redeemable preference shares	–	–	–	–	15	15
Finance leases	–	–	–	–	183	183
Unsecured other	–	–	–	–	361	361
Total financial liabilities	–	–	325	(48)	44,246	44,523
Non-financial liabilities						18,792
Total liabilities						63,315

(a) Includes cash and cash equivalents of US$ nil (30 June 2013: US$ nil; 31 December 2012: US$17 million) included in assets held for sale.

(b) Excludes input taxes of US$575 million (30 June 2013: US$537 million; 31 December 2012: US$649 million) included in other receivables.

(c) Includes trade and other receivables of US$ nil (30 June 2013: US$17 million; 31 December 2012: US$8 million) included in assets held for sale.

(d) Excludes input taxes of US$465 million (30 June 2013: US$288 million; 31 December 2012: US$330 million) included in other payables.

(e) Includes trade and other payables of US$ nil (30 June 2013: US$41 million; 31 December 2012: US$68 million) included in liabilities held for sale.

(f) Includes US$3,320 million of fixed rate debt not swapped to floating rate (30 June 2013: US$5,377 million; 31 December 2012: US$8,177 million), US$3,450 million of fixed rate debt assumed as part of the acquisition of Petrohawk Energy Corporation (30 June 2013: US$3,491 million; 31 December 2012: US$3,530 million) and US$28,403 million of other debt swapped to floating rate under fair value hedges (30 June 2013: US$21,392 million; 31 December 2012: US$19,026 million) that is consistently fair valued for interest rate risk.

52

BHP Billiton Results for the half year ended 31 December 2013
10. Financial Risk Management - Fair values (continued)
Fair value hierarchy
The carrying amount of financial assets and liabilities measured at fair value is calculated with reference to quoted prices in active markets for identical assets or liabilities. Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the
Group’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates. The inputs used in fair value calculations are determined by the relevant Group Function. Our Group Functions support the Businesses and operate under a defined set of accountabilities authorised by the Group Management Committee (GMC). Movements in the fair value of financial assets and liabilities may be recognised through the income statement or in other comprehensive income. The following table shows the Group’s financial assets and liabilities carried at fair value with reference to the nature of valuation inputs used.
31 December 2013 Level 1(a) Level 2(b) Level 3(c) Total
US$M US$M US$M US$M
Financial assets and liabilities
Trade and other receivables - 1,188 - 1,188
Trade and other payables - (50) - (50)
Cross currency and interest rate swaps - 469 - 469
Forward exchange contracts - (1) - (1)
Commodity contracts - (5) - (5)
Other derivative contracts - (5) 158 153
Investments - available for sale 7 139 494 640
Total 7 1,735 652 2,394
(a) Valuation is based on unadjusted quoted prices in active markets for identical financial assets and liabilities.
(b) Valuation is based on inputs (other than quoted prices included in level 1) that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).
(c) Valuation is based on inputs that are not based on observable market data.
Level 3 financial assets and liabilities
The following table shows the movements in the Group’s level 3 financial assets and liabilities.
31 December 2013 US$M
At the beginning of the financial period 690
Additions 32
Disposals (37)
Realised gains recognised in the income statement(a) 6
Unrealised losses recognised in the income statement(a) (11)
Unrealised losses recognised in other comprehensive income(b) (9)
Transfers(c) (19)
Total 652
(a) Realised and unrealised gains and losses recognised in the income statement are recorded in expenses.
(b) Unrealised gains and losses recognised in other comprehensive income are recorded in the financial assets reserve.
(c) Transfers comprise US$19 million related to an available for sale investment now classified as an equity accounted investment due to the adoption of IFRS 11.

Financial Report

10. Financial Risk Management – Fair values (continued)

Sensitivity of level 3 financial assets and liabilities

The carrying amount of financial assets and liabilities that are valued using inputs other than observable market data are calculated using appropriate valuation models, including discounted cash flow modelling, with inputs such as commodity prices, foreign exchange rates and inflation. The potential effect of using reasonably possible alternative assumptions in these models, based on a change in the most significant input by 10 per cent while holding all other variables constant, is shown in the following table. Significant inputs are assessed individually for each financial asset and liability.

31 December 2013		Profit after taxation		Equity	
	Carrying value US$M	10 per cent increase in input US$M	10 per cent decrease in input US$M	10 per cent increase in input US$M	10 per cent decrease in input US$M
Financial assets and liabilities					
Other derivative contracts	158	48	(48)	48	(48)
Investments – available for sale	494	–	–	67	(61)
Total	**652**	**48**	**(48)**	**115**	**(109)**

11. Impact of new accounting standards and change in policies

Comparative financial information for the years ended 30 June 2012 and 30 June 2013 and for the half year ended 31 December 2012, has been prepared to restate for the effects of new accounting standards and interpretations which are effective in the financial year commencing from 1 July 2013; and for the effects of other voluntary changes in accounting policy. The changes described below will result in changes to assets and liabilities reported for each segment. The segments impacted are identified below for each asset affected. The nature of each change reflected in the restated comparative information is as follows:

- IFRS 10/AASB 10 'Consolidated Financial Statements' is a replacement of IAS 27/AASB 127 'Consolidated and Separate Financial Statements'. The revised standard introduces a modified single concept of control that applies to all entities. It changes the requirements for determining whether an entity is consolidated by revising the definition of control and adding further guiding principles. Under IFRS 10, Minera Escondida Limitada (Escondida – Copper Segment) has been determined as being controlled by the Group. Under IAS 27, BHP Billiton did not control Escondida and it accounted for Escondida as a jointly controlled entity in accordance with the previous IAS 31 'Interest in Joint Ventures'. As a result, the Group recognised its 57.5 per cent share of Escondida's revenue, expenses, assets, liabilities and cash flows in its financial statements.

  The restated comparative information presents 100 per cent of Escondida's revenue, expenses, assets, liabilities and cash flows and a 42.5 per cent non-controlling interest in Escondida's profit and net assets. Upon transition to IFRS 10 effective on 1 July 2011, an increase to Total Equity of US$2,226 million was recorded, representing the recognition of the non-controlling interests as at that date.

  No other entities which were previously not consolidated under IAS 27 have been determined to be controlled under IFRS 10.

- IFRS 11/AASB 11 'Joint Arrangements' is a replacement of IAS 31/AASB131 'Interest in Joint Ventures' and modifies the accounting for joint arrangements in two ways:

54

BHP Billiton Results for the half year ended 31 December 2013
11. Impact of new accounting standards and change in policies (continued)
– it changes the definition of joint control with reference to the definition of unanimous consent being the contractually agreed sharing of control of an arrangement with reference to voting on relevant activities.

Arrangements which do not fall within this definition are beyond the scope of IFRS 11 and are accounted for under other IFRS; and

– for those entities within the scope of IFRS 11, a distinction is made between joint ventures and joint operations based on the rights and obligations of the parties arising from the arrangement in the normal course of business. Entities in which the Group has rights only to the net assets of the arrangement are classified as ‘joint ventures’ and are equity accounted under the modified IAS 28 ‘Investments in Associates and Joint Ventures’. Entities in which the Group has rights to the underlying assets and obligations for the liabilities of the arrangement are classified as ‘joint operations’. Accordingly, the Group recognises its share of the jointly held assets and liabilities, its proportionate share of revenue or output from the joint operation and its share of any expenses incurred jointly.
Entities previously accounted for as Jointly Controlled Entities now accounted for as equity accounted investments.
The following entities previously accounted for as jointly controlled entities under IAS 31 no longer meet the definition of joint control with reference to the definition of unanimous consent and are now considered associates that are equity accounted under the revised IAS 28:
– Compania Minera Antamina SA (Copper Segment);
– Carbones del Cerrejon LLC (Coal Segment);
– Newcastle Coal Infrastructure Group Pty Limited (Coal Segment);
– Cleopatra Gas Gathering Company LLC (Petroleum and Potash Segment); and
– Caesar Oil Pipeline Company LLC (Petroleum and Potash Segment).
The following entities previously accounted for as jointly controlled entities under IAS 31 are now classified as joint ventures under IFRS 11 that are equity accounted under the requirements of the revised IAS 28:
– Samarco Mineracao SA (Iron Ore Segment); and
– Richards Bay Minerals (Group and Unallocated) comprising two legal entities, Richards Bay Mining (Proprietary) Limited and Richards Bay Titanium (Proprietary) Limited.
As a result of these changes, the Group no longer recognises its proportionate share of the revenue, expenses, assets, liabilities and cash flows of each of the above entities. Instead the Group recognises:
– its interest in the joint venture on a single line, ‘Investments accounted for using the equity method’, in the
Consolidated Balance Sheet;
– its share of net profit on a single line, ‘Share of operating profit/(loss) of equity accounted investments’, in the
Consolidated Income Statement;
– cash flows as ‘Dividends received from equity accounted investments’ in the Consolidated Cash Flow
Statement; and
– equity accounting investments are now considered to be related parties to the Group.

Financial Report
11. Impact of new accounting standards and change in policies (continued)
Transition to IFRS 11 and the revised IAS 28 effective on 1 July 2011 has resulted in an increase in net assets of US$480 million as the Group’s share of losses of equity accounted investments exceeded the carrying amount of its interests in those equity accounted investments on transition date. Shares of subsequent profits earned by these loss-making equity accounted investments (for which the investment balance has been reduced to nil) have not been recognised in the restated comparative information (and will not be recognised in the future) until the previously unrecognised losses have been recouped. Where the Group’s investment in an equity accounted investment is nil (and there is no legal or constructive obligation or the Group has not made payment on behalf of the associate or joint venture), dividends received from the equity accounted investment have been recognised in the Group’s result as a
Profit from Equity accounted investment for the period rather than being eliminated as a consolidation adjustment.
Entities previously accounted for as Jointly Controlled Entities now classified as joint operations
The following entities previously accounted for as jointly controlled entities under IAS 31 have been classified as joint operations under IFRS 11 and, as a result, there is no impact on the comparative information as the Group will continue to recognise its share of assets, liabilities, revenues, expenses and cash flows:
- Phola Coal Processing Plant (Pty) Ltd (Coal Segment); and
- Mozal SARL (Aluminium, Manganese and Nickel Segment).
Contractual Arrangements previously accounted for as Jointly Controlled Assets now classified as joint operations
The following contractual arrangements, previously accounted for as jointly controlled assets under IAS 31 have been classified as joint operations and as a result the there is no impact on the comparative information as the Group has continued to recognise its share of assets, liabilities, revenues, expenses and cashflows:
- Petroleum Joint arrangements including Atlantis, Bass Strait, Greater Angostura, Liverpool Bay, Macedon, Mad Dog, Minerva, Neptune, North West Shelf, Ohanet, Pyrenees, ROD Integrated Development, Shenzi, Stybarrow and Zamzama;
- Central Queensland Coal Associates;
- Gregory;
- Alumar;
- Worsley; and
- Guinea Alumina.
Contractual Arrangements previously accounted for as Jointly Controlled Assets now accounted for under other IFRS
The following contractual arrangements, previously accounted for as jointly controlled assets under IAS 31 do not fall within the scope of either IFRS 10 or IFRS 11 and as a result these arrangements have been accounted for under other IFRS. This has not resulted in a change to the comparative information as the Group has continued to recognise its share of revenues, expenses, assets, liabilities and cash flows:
- Mt Goldsworthy;
- Mt Newman;
- Yandi; and
- EKATI.

BHP Billiton Results for the half year ended 31 December 2013
11. Impact of new accounting standards (continued)
IFRIC 20 ‘Stripping Costs in the Production Phase of a Surface Mine’ applies to waste removal (stripping) costs incurred during the production phase of a surface mine; it does not deal with stripping costs in the development phase of a surface mine nor stripping costs in an underground mine. IFRIC 20 modifies the accounting for production stripping as follows:
- requires an entity to recognise a production stripping asset only when the following criteria are met:
it is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the entity;
the entity can identify the component of the ore body for which access has been improved; and
the costs relating to the stripping activity associated with that component can be measured reliably.
- mandates that stripping activity assets be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. The units of production method shall be applied unless another method is more appropriate; and
- provides principles to follow in the determination of the adjustment on transition.
The Group has determined a component to be that part of the ore body that is directly accessible as a result of the stripping activity. Depending on the ore body and associated mine plan, each pushback or phase identified in the mine plan will generally constitute a separate component.
Before the introduction of IFRIC 20, the Group’s accounting for production stripping costs was based on common industry practice in compliance with IFRS principles as follows:
- when the ratio of waste material to ore extracted (for an area of interest) was expected to be constant throughout its estimated life, the production stripping costs for the period were charged directly to the income statement as operating costs; and
- when the ratio of waste to ore extracted (for an area of interest) was not expected to be constant throughout its estimated life, strip accounting was applied as follows:
in periods when the current ratio of waste to ore (current strip ratio) was greater than the estimated life-of-mine ratio of waste to ore (life of mine strip ratio), the cost of removal of the excess portion of waste (inclusive of an allocation of relevant overhead expenditure) was capitalised to the balance sheet in „Other mineral assets’; and
in subsequent periods when the current strip ratio was less than the estimated life-of-mine strip ratio, a portion of previously capitalised stripping costs (representing the difference between the amount of waste actually removed and the average amount of waste removed per period) was charged to the income statement as operating costs.
IFRIC 20 has impacted the accounting for production stripping at Escondida, Western Australia Iron Ore, Nickel
West and EKATI. At the Group’s transition date of 1 July 2011, the net book value of deferred stripping balances for all surface mines was US$2,125 million, after adjusting for the impact of IFRS 10 and 11 as set out above. Application of IFRIC 20 to the Group has resulted in a transition adjustment to reduce the deferred stripping asset by US$1,797 million with a corresponding decrease in opening total equity of US$1,797 million (US$1,273 million after tax).

Financial Report
11. Impact of new accounting standards (continued)
The Group has changed its Exploration and Evaluation Expenditure policy from 1 July 2013 such that all acquisitions of exploration leases are classified as intangible exploration assets or tangible exploration assets based on the nature of the assets acquired. Only acquired exploration leases which can be reasonably associated with known resources (for mineral leases) or known reserves (for petroleum leases) are now classified as a tangible asset (component of ‘Property, plant and equipment’). All other exploration leases acquired are now classified as an intangible asset (‘Other intangible asset’). This has resulted in reclassification of exploration assets from ‘Property, plant and equipment’ to ‘Intangible assets’. Prior period comparative information has been restated for consistent presentation with the current period.
In addition to the above newly applicable accounting standards, interpretations and changes in policy which have required restatement of comparative information, the following new or revised accounting standards have been applied commencing 1 July 2013, but have not had sufficient impact to warrant any restatements:
– IFRS 13/AASB 13 ‘Fair Value Measurement’ replaces fair value measurement guidance in individual IFRSs with a single source of fair value measurement guidance; and
– Amendments to IAS 19/AASB 119 ‘Employee Benefits’. These amendments require:
all actuarial gains and losses to be recognised immediately in other comprehensive income (consistent with current Group policy);
the expected return on plan assets (recognised in the income statement) must be calculated based on the rate used to discount the defined benefit obligation;
the definition of short term benefits (e.g. annual leave) has changed from a focus on when such benefits are due to be settled to when they are expected to be settled requiring a best estimate of the timing of expected future cash flows;
„expected return on pension scheme assets’ and ‘Discounting on post-retirement employee benefits’ previously reported as separate components of ‘Financial income’ and ‘Financial expenses’ respectively are now being replaced by a single item ‘Net interest expense (income) on post-retirement employee benefits’.

BHP Billiton Results for the half year ended 31 December 2013

11. Impact of new accounting standards (continued)

Consolidated Income Statement for the half year ended 31 December 2012

	Half year ended 31 Dec 2012 As published US$M	Restatements				Half year ended 31 Dec 2012 Restated US$M
		IFRS10	IFRS11	IFRIC20	Other	
Revenue						
Group production	**30,735**	1,918	(2,167)	–	–	**30,486**
Third party products	**1,469**	(33)	144	–	–	**1,580**
Revenue	**32,204**	1,885	(2,023)	–	–	**32,066**
Other income	**2,110**	5	(169)	–	–	**1,946**
Expenses excluding net finance costs	**(27,309)**	(914)	984	536	–	**(26,703)**
Share of operating profit of equity accounted investments	**–**	–	621	40	–	**661**
Profit from operations	**7,005**	976	(587)	576	–	**7,970**
Comprising:						
Group production	**6,946**	974	(588)	576	–	**7,908**
Third party products	**59**	2	1	–	–	**62**
	7,005	976	(587)	576	–	**7,970**
Financial income	**77**	1	22	–	(42)	**58**
Financial expenses	**(621)**	(16)	21	–	42	**(574)**
Net finance costs	**(544)**	(15)	43	–	–	**(516)**
Profit before taxation	**6,461**	961	(544)	576	–	**7,454**
Income tax expense	**(1,629)**	(236)	336	(127)	–	**(1,656)**
Royalty-related taxation (net of income tax benefit)	**(533)**	(50)	33	(3)	–	**(553)**
Total taxation expense	**(2,162)**	(286)	369	(130)	–	**(2,209)**
Profit after taxation	**4,299**	675	(175)	446	–	**5,245**
Attributable to non-controlling interests	**61**	675	(8)	84	–	**812**
Attributable to members of BHP Billiton Group	**4,238**	–	(167)	362	–	**4,433**
Earnings per ordinary share (basic) (US cents)	**79.6**	–	(3.1)	6.8	–	**83.3**
Earnings per ordinary share (diluted) (US cents)	**79.4**	–	(3.1)	6.7	–	**83.0**
Dividends per ordinary share – paid during the period (US cents)	**57.0**	–	–	–	–	**57.0**
Dividends per ordinary share – determined in respect of the period (US cents)	**57.0**	–	–	–	–	**57.0**

59

Financial Report

11. Impact of new accounting standards (continued)

Consolidated Balance Sheet as at 31 December 2012

	As at 31 Dec 2012 As published US$M	Restatements IFRS10	IFRS11	IFRIC20	Other	As at 31 Dec 2012 Restated US$M
ASSETS						
Current assets						
Cash and cash equivalents	5,086	195	(502)	–	–	4,779
Trade and other receivables	7,719	313	(733)	–	–	7,299
Other financial assets	183	7	–	–	–	190
Inventories	6,571	471	(300)	(194)	–	6,548
Assets classified as held for sale	1,089	–	–	–	–	1,089
Current tax assets	211	–	(43)	–	–	168
Other	499	101	(11)	–	–	589
Total current assets	21,358	1,087	(1,589)	(194)	–	20,662
Non-current assets						
Trade and other receivables	1,498	(5)	384	–	–	1,877
Other financial assets	2,135	5	34	–	–	2,174
Investments accounted for using the equity method	–	–	3,425	92	–	3,517
Inventories	431	–	(4)	–	–	427
Property, plant and equipment	97,540	3,404	(5,018)	(739)	(348)	94,839
Intangible assets	5,207	1	(4)	–	348	5,552
Deferred tax assets	5,347	–	(115)	123	–	5,355
Other	169	–	(54)	–	–	115
Total non-current assets	112,327	3,405	(1,352)	(524)	–	113,856
Total assets	133,685	4,492	(2,941)	(718)	–	134,518
LIABILITIES						
Current liabilities						
Trade and other payables	10,740	194	(262)	–	–	10,672
Interest bearing liabilities	3,650	76	(218)	–	–	3,508
Liabilities classified as held for sale	425	–	–	–	–	425
Other financial liabilities	112	12	(16)	–	–	108
Current tax payable	1,145	53	(48)	–	–	1,150
Provisions	2,505	91	(83)	–	–	2,513
Deferred income	293	3	2	–	–	298
Total current liabilities	18,870	429	(625)	–	–	18,674
Non-current liabilities						
Trade and other payables	402	–	(12)	–	–	390
Interest bearing liabilities	31,835	178	(2,010)	–	–	30,003
Other financial liabilities	101	3	–	–	–	104
Deferred tax liabilities	5,177	353	(296)	(174)	–	5,060
Provisions	8,837	117	(186)	–	–	8,768
Deferred income	286	–	30	–	–	316
Total non-current liabilities	46,638	651	(2,474)	(174)	–	44,641
Total liabilities	65,508	1,080	(3,099)	(174)	–	63,315
Net assets	68,177	3,412	158	(544)	–	71,203
EQUITY						
Share capital – BHP Billiton Limited	1,186	–	–	–	–	1,186
Share capital – BHP Billiton Plc	1,069	–	–	–	–	1,069
Treasury shares	(549)	–	–	–	–	(549)
Reserves	1,929	–	–	–	–	1,929
Retained earnings	63,299	–	158	(308)	–	63,149
Total equity attributable to members of BHP Billiton Group	66,934	–	158	(308)	–	66,784
Non-controlling interests	1,243	3,412	–	(236)	–	4,419
Total equity	68,177	3,412	158	(544)	–	71,203

60

BHP Billiton Results for the half year ended 31 December 2013

11. Impact of new accounting standards (continued)

Consolidated Cash Flow Statement for the half year ended 31 December 2012

	Half year ended 31 Dec 2012 As published US$M	Restatements				Half year ended 31 Dec 2012 Restated US$M
		IFRS10	IFRS11	IFRIC20	Other	
Operating activities						
Profit before taxation	**6,461**	961	(544)	576	-	**7,454**
Adjustments for:						
Non-cash exceptional items	**2,742**	-	161	(135)	-	**2,768**
Depreciation and amortisation expense	**3,365**	104	(115)	8	-	**3,362**
Net gain on sale of non-current assets	**(23)**	-	-	-	-	**(23)**
Impairments of property, plant and equipment, financial assets and intangibles	**97**	-	-	-	-	**97**
Employee share awards expense	**103**	-	-	-	-	**103**
Net finance costs	**544**	15	(43)	-	-	**516**
Profit from equity accounted investments	**-**	-	(621)	(40)	-	**(661)**
Other	**(198)**	-	34	109	-	**(55)**
Changes in assets and liabilities:						
Trade and other receivables	**(75)**	(2)	168	-	-	**91**
Inventories	**(584)**	(66)	21	44	-	**(585)**
Trade and other payables	**(552)**	(275)	(11)	-	-	**(838)**
Net other financial assets and liabilities	**28**	-	(1)	-	-	**27**
Provisions and other liabilities	**(434)**	11	15	-	-	**(408)**
Cash generated from operations	**11,474**	748	(936)	562	-	**11,848**
Dividends received	**10**	-	(1)	-	-	**9**
Dividends received from equity accounted investments	**-**	-	349	-	-	**349**
Interest received	**36**	1	40	-	-	**77**
Interest paid	**(436)**	(3)	5	-	-	**(434)**
Income tax refunded	**-**	-	-	-	-	**-**
Income tax paid	**(4,318)**	(162)	203	-	-	**(4,277)**
Royalty-related taxation paid	**(364)**	(35)	-	-	-	**(399)**
Net operating cash flows	**6,402**	549	(340)	562	-	**7,173**
Investing activities						
Purchases of property, plant and equipment	**(11,522)**	(342)	796	(562)	-	**(11,630)**
Exploration expenditure	**(671)**	(16)	3	-	-	**(684)**
Exploration expenditure expensed and included in operating cash flows	**548**	16	(3)	-	-	**561**
Purchase of intangibles	**(234)**	-	-	-	-	**(234)**
Investment in financial assets	**(210)**	-	(86)	-	-	**(296)**
Investment in subsidiaries, operations and joint operations, net of their cash	**-**	-	-	-	-	**-**
Investment in equity accounted investments	**-**	-	(48)	-	-	**(48)**
Cash outflows from investing activities	**(12,089)**	(342)	662	(562)	-	**(12,331)**
Proceeds from sale of property, plant and equipment	**523**	1	(9)	-	-	**515**
Proceeds from financial assets	**190**	(6)	47	-	-	**231**
Proceeds from divestment of subsidiaries, operations and joint operations, net of their cash	**1,700**	-	(1,700)	-	-	**-**
Proceeds from sale or partial sale of equity accounted investments	**-**	-	1,700	-	-	**1,700**
Net investing cash flows	**(9,676)**	(347)	700	(562)	-	**(9,885)**
Financing activities						
Proceeds from interest bearing liabilities	**7,770**	127	(902)	-	-	**6,995**
Proceeds from debt related instruments	**11**	-	-	-	-	**11**
Repayment of interest bearing liabilities	**(945)**	(109)	660	-	-	**(394)**
Proceeds from ordinary shares	**8**	-	-	-	-	**8**
Contributions from non-controlling interests	**42**	-	-	-	-	**42**
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts	**(348)**	-	-	-	-	**(348)**
Dividends paid	**(3,065)**	-	-	-	-	**(3,065)**
Dividends paid to non-controlling interests	**(11)**	(212)	-	-	-	**(223)**
Net financing cash flows	**3,462**	(194)	(242)	-	-	**3,026**
Net increase in cash and cash equivalents	**188**	8	118	-	-	**314**
Cash and cash equivalents, net of overdrafts, at beginning of period	**4,881**	186	(613)	-	-	**4,454**
Effect of foreign currency exchange rate changes on cash and cash equivalents	**(1)**	1	(7)	-	-	**(7)**
Cash and cash equivalents, net of overdrafts, at end of period	**5,068**	195	(502)	-	-	**4,761**

61

Financial Report

11. Impact of new accounting standards (continued)

Consolidated Income Statement for the year ended 30 June 2013

	Year ended 30 June 2013 As published US$M	Restatements				Year ended 30 June 2013 Restated US$M
		IFRS10	IFRS11	IFRIC20	Other	
Revenue						
Group production	**63,203**	3,744	(3,880)	–	–	**63,067**
Third party products	**2,765**	(108)	229	–	–	**2,886**
Revenue	**65,968**	3,636	(3,651)	–	–	**65,953**
Other income	**4,130**	10	(193)	–	–	**3,947**
Expenses excluding net finance costs	**(50,873)**	(1,889)	1,909	813	–	**(50,040)**
Share of operating profit of equity accounted investments	**–**	–	1,065	77	–	**1,142**
Profit from operations	**19,225**	1,757	(870)	890	–	**21,002**
Comprising:						
Group production	**19,104**	1,755	(874)	890	–	**20,875**
Third party products	**121**	2	4	–	–	**127**
	19,225	1,757	(870)	890	–	**21,002**
Financial income	**169**	–	31	–	(92)	**108**
Financial expenses	**(1,522)**	(14)	60	–	92	**(1,384)**
Net finance costs	**(1,353)**	(14)	91	–	–	**(1,276)**
Profit before taxation	**17,872**	1,743	(779)	890	–	**19,726**
Income tax expense	**(5,641)**	(384)	518	(207)	–	**(5,714)**
Royalty-related taxation (net of income tax benefit)	**(1,156)**	(85)	55	(6)	–	**(1,192)**
Total taxation expense	**(6,797)**	(469)	573	(213)	–	**(6,906)**
Profit after taxation	**11,075**	1,274	(206)	677	–	**12,820**
Attributable to non-controlling interests	**199**	1,274	(8)	132	–	**1,597**
Attributable to members of BHP Billiton Group	**10,876**	–	(198)	545	–	**11,223**
Earnings per ordinary share (basic) (US cents)	**204.4**	–	(3.7)	10.2	–	**210.9**
Earnings per ordinary share (diluted) (US cents)	**203.7**	–	(3.7)	10.2	–	**210.2**
Dividends per ordinary share – paid during the period (US cents)	**114.0**	–	–	–	–	**114.0**
Dividends per ordinary share – determined in respect of the period (US cents)	**116.0**	–	–	–	–	**116.0**

62

BHP Billiton Results for the half year ended 31 December 2013

11. Impact of new accounting standards (continued)

Consolidated Balance Sheet as at 30 June 2013

	As at 30 June 2013 As published US$M	Restatements				As at 30 June 2013 Restated US$M
		IFRS10	IFRS11	IFRIC20	Other	
ASSETS						
Current assets						
Cash and cash equivalents	**6,060**	95	(478)	–	–	**5,677**
Trade and other receivables	**6,728**	280	(698)	–	–	**6,310**
Other financial assets	**159**	1	1	–	–	**161**
Inventories	**5,822**	522	(296)	(227)	–	**5,821**
Assets classified as held for sale	**286**	–	–	–	–	**286**
Current tax assets	**327**	–	(60)	–	–	**267**
Other	**404**	44	(17)	–	–	**431**
Total current assets	**19,786**	942	(1,548)	(227)	–	**18,953**
Non-current assets						
Trade and other receivables	**1,579**	(4)	423	–	–	**1,998**
Other financial assets	**1,698**	1	20	–	–	**1,719**
Investments accounted for using the equity method	–	–	3,545	130	–	**3,675**
Inventories	**622**	–	(3)	–	–	**619**
Property, plant and equipment	**102,927**	3,793	(5,452)	(430)	(273)	**100,565**
Intangible assets	**5,226**	1	(4)	–	273	**5,496**
Deferred tax assets	**6,136**	–	(147)	80	–	**6,069**
Other	**135**	–	(51)	–	–	**84**
Total non-current assets	**118,323**	3,791	(1,669)	(220)	–	**120,225**
Total assets	**138,109**	4,733	(3,217)	(447)	–	**139,178**
LIABILITIES						
Current liabilities						
Trade and other payables	**10,881**	280	(301)	–	–	**10,860**
Interest bearing liabilities	**5,303**	28	(243)	–	–	**5,088**
Liabilities classified as held for sale	**220**	–	–	–	–	**220**
Other financial liabilities	**217**	2	(9)	–	–	**210**
Current tax payable	**1,148**	25	(15)	–	–	**1,158**
Provisions	**2,395**	65	(88)	–	–	**2,372**
Deferred income	**208**	22	1	–	–	**231**
Total current liabilities	**20,372**	422	(655)	–	–	**20,139**
Non-current liabilities						
Trade and other payables	**293**	–	(7)	–	–	**286**
Interest bearing liabilities	**29,862**	424	(2,187)	–	–	**28,099**
Other financial liabilities	**582**	–	–	–	–	**582**
Deferred tax liabilities	**6,469**	323	(346)	(134)	–	**6,312**
Provisions	**8,237**	123	(182)	–	–	**8,178**
Deferred income	**259**	–	32	–	–	**291**
Total non-current liabilities	**45,702**	870	(2,690)	(134)	–	**43,748**
Total liabilities	**66,074**	1,292	(3,345)	(134)	–	**63,887**
Net assets	**72,035**	3,441	128	(313)	–	**75,291**
EQUITY						
Share capital – BHP Billiton Limited	**1,186**	–	–	–	–	**1,186**
Share capital – BHP Billiton Plc	**1,069**	–	–	–	–	**1,069**
Treasury shares	**(540)**	–	–	–	–	**(540)**
Reserves	**1,970**	–	–	–	–	**1,970**
Retained earnings	**66,979**	–	128	(125)	–	**66,982**
Total equity attributable to members of BHP Billiton Group	**70,664**	–	128	(125)	–	**70,667**
Non-controlling interests	**1,371**	3,441	–	(188)	–	**4,624**
Total equity	**72,035**	3,441	128	(313)	–	**75,291**

63

Financial Report

11. Impact of new accounting standards (continued)

Consolidated Cash Flow Statement for the year ended 30 June 2013

	Year ended 30 June 2013 As published US$M	Restatements				Year ended 30 June 2013 Restated US$M
		IFRS10	IFRS11	IFRIC20	Other	
Operating activities						
Profit before taxation	**17,872**	1,743	(779)	890	–	**19,726**
Adjustments for:						
Non-cash exceptional items	**1,867**	–	161	(135)	–	**1,893**
Depreciation and amortisation expense	**6,945**	223	(202)	65	–	**7,031**
Net gain on sale of non-current assets	**(46)**	–	–	–	–	**(46)**
Impairments of property, plant and equipment, financial assets and intangibles	**311**	19	–	–	–	**330**
Employee share awards expense	**210**	–	–	–	–	**210**
Net finance costs	**1,353**	14	(91)	–	–	**1,276**
Profit from equity accounted investments	**–**	–	(1,065)	(77)	–	**(1,142)**
Other	**(344)**	35	30	258	–	**(21)**
Changes in assets and liabilities:						
Trade and other receivables	**780**	118	139	–	–	**1,037**
Inventories	**(47)**	(116)	17	76	–	**(70)**
Trade and other payables	**(557)**	(164)	(46)	–	–	**(767)**
Net other financial assets and liabilities	**122**	(4)	1	–	–	**119**
Provisions and other liabilities	**(817)**	8	26	–	–	**(783)**
Cash generated from operations	**27,649**	1,876	(1,809)	1,077	–	**28,793**
Dividends received	**13**	–	(2)	–	–	**11**
Dividends received from equity accounted investments	**–**	–	710	–	–	**710**
Interest received	**79**	–	61	–	–	**140**
Interest paid	**(963)**	(11)	48	–	–	**(926)**
Income tax refunded	**–**	–	–	–	–	**–**
Income tax paid	**(7,589)**	(360)	331	–	–	**(7,618)**
Royalty-related taxation paid	**(937)**	(78)	59	–	–	**(956)**
Net operating cash flows	**18,252**	1,427	(602)	1,077	–	**20,154**
Investing activities						
Purchases of property, plant and equipment	**(21,573)**	(940)	1,347	(1,077)	–	**(22,243)**
Exploration expenditure	**(1,326)**	(32)	7	–	–	**(1,351)**
Exploration expenditure expensed and included in operating cash flows	**1,022**	32	(7)	–	–	**1,047**
Purchase of intangibles	**(400)**	–	–	–	–	**(400)**
Investment in financial assets	**(338)**	–	(137)	–	–	**(475)**
Investment in subsidiaries, operations and joint operations, net of their cash	**–**	–	–	–	–	**–**
Investment in equity accounted investments	**–**	–	(84)	–	–	**(84)**
Cash outflows from investing activities	**(22,615)**	(940)	1,126	(1,077)	–	**(23,506)**
Proceeds from sale of property, plant and equipment	**2,338**	–	–	–	–	**2,338**
Proceeds from financial assets	**204**	(11)	47	–	–	**240**
Proceeds from divestment of subsidiaries, operations and joint operations, net of their cash	**2,202**	–	(1,700)	–	–	**502**
Proceeds from sale or partial sale of equity accounted investments	**–**	–	1,700	–	–	**1,700**
Net investing cash flows	**(17,871)**	(951)	1,173	(1,077)	–	**(18,726)**
Financing activities						
Proceeds from interest bearing liabilities	**9,961**	245	(1,049)	–	–	**9,157**
Proceeds from debt related instruments	**14**	–	–	–	–	**14**
Repayment of interest bearing liabilities	**(2,580)**	(28)	594	–	–	**(2,014)**
Proceeds from ordinary shares	**21**	–	–	–	–	**21**
Contributions from non-controlling interests	**73**	–	–	–	–	**73**
Purchase of shares by ESOP Trusts	**(445)**	–	–	–	–	**(445)**
Dividends paid	**(6,167)**	–	–	–	–	**(6,167)**
Dividends paid to non-controlling interests	**(55)**	(782)	–	–	–	**(837)**
Net financing cash flows	**822**	(565)	(455)	–	–	**(198)**
Net increase/(decrease) in cash and cash equivalents	**1,203**	(89)	116	–	–	**1,230**
Cash and cash equivalents, net of overdrafts, at beginning of period	**4,881**	186	(613)	–	–	**4,454**
Effect of foreign currency exchange rate changes on cash and cash equivalents	**(34)**	(2)	19	–	–	**(17)**
Cash and cash equivalents, net of overdrafts, at end of period	**6,050**	95	(478)	–	–	**5,667**

64

BHP Billiton Results for the half year ended 31 December 2013

11. Impact of new accounting standards (continued)

Consolidated Income Statement for the year ended 30 June 2012

	Year ended 30 June 2012 As published US$M	Restatements				Year ended 30 June 2012 Restated US$M
		IFRS10	IFRS11	IFRIC20	Other	
Revenue						
Group production	**68,747**	3,157	(4,935)	–	–	**66,969**
Third party products	**3,479**	(116)	145	–	–	**3,508**
Revenue	**72,226**	3,041	(4,790)	–	–	**70,477**
Other income	**906**	9	(17)	–	–	**898**
Expenses excluding net finance costs	**(49,380)**	(1,733)	2,143	326	–	**(48,644)**
Share of operating profit of equity accounted investments	**–**	–	1,815	54	–	**1,869**
Profit from operations	**23,752**	1,317	(849)	380	–	**24,600**
Comprising:						
Group production	**23,626**	1,311	(851)	380	–	**24,466**
Third party products	**126**	6	2	–	–	**134**
	23,752	1,317	(849)	380	–	**24,600**
Financial income	**225**	2	44	–	(103)	**168**
Financial expenses	**(955)**	(4)	20	–	103	**(836)**
Net finance costs	**(730)**	(2)	64	–	–	**(668)**
Profit before taxation	**23,022**	1,315	(785)	380	–	**23,932**
Income tax expense	**(7,238)**	(251)	529	(93)	–	**(7,053)**
Royalty-related taxation (net of income tax benefit)	**(252)**	(53)	46	(3)	–	**(262)**
Total taxation expense	**(7,490)**	(304)	575	(96)	–	**(7,315)**
Profit after taxation	**15,532**	1,011	(210)	284	–	**16,617**
Attributable to non-controlling interests	**115**	1,011	(36)	54	–	**1,144**
Attributable to members of BHP Billiton Group	**15,417**	–	(174)	230	–	**15,473**
Earnings per ordinary share (basic) (US cents)	**289.6**	–	(3.3)	4.4	–	**290.7**
Earnings per ordinary share (diluted) (US cents)	**288.4**	–	(3.3)	4.3	–	**289.4**
Dividends per ordinary share – paid during the period (US cents)	**110.0**	–	–	–	–	**110.0**
Dividends per ordinary share – determined in respect of the period (US cents)	**112.0**	–	–	–	–	**112.0**

65

Financial Report

11. Impact of new accounting standards (continued)

Consolidated Balance Sheet for the year ended 30 June 2012

	As at 30 June 2012 As published US$M	Restatements				As at 30 June 2012 Restated US$M
		IFRS10	IFRS11	IFRIC20	Other	
ASSETS						
Current assets						
Cash and cash equivalents	4,781	186	(492)	–	–	4,475
Trade and other receivables	7,704	359	(634)	–	–	7,429
Other financial assets	282	13	–	–	–	295
Inventories	6,233	389	(287)	(166)	–	6,169
Assets classified as held for sale	848	–	(848)	–	–	–
Current tax assets	137	–	(49)	–	–	88
Other	466	35	(30)	–	–	471
Total current assets	20,451	982	(2,340)	(166)	–	18,927
Non-current assets						
Trade and other receivables	1,475	1	893	–	–	2,369
Other financial assets	1,881	4	30	–	–	1,915
Investments accounted for using the equity method	–	–	3,128	53	–	3,181
Inventories	424	16	(3)	–	–	437
Property, plant and equipment	95,247	3,108	(4,341)	(1,304)	(477)	92,233
Intangible assets	5,112	1	(4)	–	477	5,586
Deferred tax assets	4,525	–	(202)	120	–	4,443
Other	158	1	(49)	–	–	110
Total non-current assets	108,822	3,131	(548)	(1,131)	–	110,274
Total assets	129,273	4,113	(2,888)	(1,297)	–	129,201
LIABILITIES						
Current liabilities						
Trade and other payables	12,024	414	(247)	–	–	12,191
Interest bearing liabilities	3,531	37	(539)	–	–	3,029
Liabilities classified as held for sale	433	–	(433)	–	–	–
Other financial liabilities	200	18	(11)	–	–	207
Current tax payable	2,811	6	(71)	–	–	2,746
Provisions	2,784	66	(99)	–	–	2,751
Deferred income	251	11	–	–	–	262
Total current liabilities	22,034	552	(1,400)	–	–	21,186
Non-current liabilities						
Trade and other payables	509	–	(12)	–	–	497
Interest bearing liabilities	24,799	198	(1,343)	–	–	23,654
Other financial liabilities	317	2	–	–	–	319
Deferred tax liabilities	5,287	311	(237)	(307)	–	5,054
Provisions	8,914	101	(196)	–	–	8,819
Deferred income	328	–	29	–	–	357
Total non-current liabilities	40,154	612	(1,759)	(307)	–	38,700
Total liabilities	62,188	1,164	(3,159)	(307)	–	59,886
Net assets	67,085	2,949	271	(990)	–	69,315
EQUITY						
Share capital – BHP Billiton Limited	1,186	–	–	–	–	1,186
Share capital – BHP Billiton Plc	1,069	–	–	–	–	1,069
Treasury shares	(533)	–	–	–	–	(533)
Reserves	1,912	–	–	–	–	1,912
Retained earnings	62,236	–	326	(670)	–	61,892
Total equity attributable to members of BHP Billiton Group	65,870	–	326	(670)	–	65,526
Non-controlling interests	1,215	2,949	(55)	(320)	–	3,789
Total equity	67,085	2,949	271	(990)	–	69,315

66

BHP Billiton Results for the half year ended 31 December 2013

11. Impact of new accounting standards (continued)

Consolidated Cash Flow Statement for the year ended 30 June 2012

	Year ended 30 June 2012 As published US$M	Restatements				Year ended 30 June 2012 Restated US$M
		IFRS10	IFRS11	IFRIC20	Other	
Operating activities						
Profit before taxation	**23,022**	1,315	(785)	380	–	**23,932**
Adjustments for:						
Non-cash exceptional items	**3,417**	–	–	–	–	**3,417**
Depreciation and amortisation expense	**6,408**	204	(182)	1	–	**6,431**
Net gain on sale of non-current assets	**(116)**	–	(2)	–	–	**(118)**
Impairments of property, plant and equipment, financial assets and intangibles	**100**	–	–	–	–	**100**
Employee share awards expense	**270**	–	–	–	–	**270**
Net finance costs	**730**	2	(64)	–	–	**668**
Profit from equity accounted investments	**–**	–	(1,815)	(54)	–	**(1,869)**
Other	**(481)**	–	15	90	–	**(376)**
Changes in assets and liabilities:						
Trade and other receivables	**1,464**	52	239	–	–	**1,755**
Inventories	**(208)**	5	53	166	–	**16**
Trade and other payables	**(288)**	95	6	–	–	**(187)**
Net other financial assets and liabilities	**(18)**	4	(13)	–	–	**(27)**
Provisions and other liabilities	**(1,026)**	(4)	5	–	–	**(1,025)**
Cash generated from operations	**33,274**	1,673	(2,543)	583	–	**32,987**
Dividends received	**25**	–	(15)	–	–	**10**
Dividends received from equity accounted investments	**–**	–	712	–	–	**712**
Interest received	**127**	2	92	–	–	**221**
Interest paid	**(715)**	(9)	91	–	–	**(633)**
Income tax refunded	**530**	–	–	–	–	**530**
Income tax paid	**(7,842)**	(272)	622	–	–	**(7,492)**
Royalty-related taxation paid	**(1,015)**	(61)	–	–	–	**(1,076)**
Net operating cash flows	**24,384**	1,333	(1,041)	583	–	**25,259**
Investing activities						
Purchases of property, plant and equipment	**(18,385)**	(869)	1,200	(583)	–	**(18,637)**
Exploration expenditure	**(2,452)**	(44)	3	–	–	**(2,493)**
Exploration expenditure expensed and included in operating cash flows	**1,602**	45	(3)	–	–	**1,644**
Purchase of intangibles	**(220)**	–	1	–	–	**(219)**
Investment in financial assets	**(341)**	–	(130)	–	–	**(471)**
Investment in subsidiaries, operations and joint operations, net of their cash	**(12,556)**	–	–	–	–	**(12,556)**
Investment in equity accounted investments	**–**	–	(83)	–	–	**(83)**
Cash outflows from investing activities	**(32,352)**	(868)	988	(583)	–	**(32,815)**
Proceeds from sale of property, plant and equipment	**159**	–	(13)	–	–	**146**
Proceeds from financial assets	**151**	(14)	41	–	–	**178**
Proceeds from divestment of subsidiaries, operations and joint operations, net of their cash	**6**	–	–	–	–	**6**
Proceeds from sale or partial sale of equity accounted investments	**–**	–	–	–	–	**–**
Net investing cash flows	**(32,036)**	(882)	1,016	(583)	–	**(32,485)**
Financing activities						
Proceeds from interest bearing liabilities	**13,287**	–	(470)	–	–	**12,817**
Settlements from debt related instruments	**(180)**	–	–	–	–	**(180)**
Repayment of interest bearing liabilities	**(4,280)**	(44)	331	–	–	**(3,993)**
Proceeds from ordinary shares	**21**	–	–	–	–	**21**
Contributions from non-controlling interests	**101**	–	–	–	–	**101**
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts	**(424)**	–	–	–	–	**(424)**
Share buy-back – BHP Billiton Plc	**(83)**	–	–	–	–	**(83)**
Dividends paid	**(5,877)**	–	–	–	–	**(5,877)**
Dividends paid to non-controlling interests	**(56)**	(287)	–	–	–	**(343)**
Net financing cash flows	**2,509**	(331)	(139)	–	–	**2,039**
Net increase/(decrease) in cash and cash equivalents	**(5,143)**	120	(164)	–	–	**(5,187)**
Cash and cash equivalents, net of overdrafts, at beginning of period	**10,080**	65	(474)	–	–	**9,671**
Effect of foreign currency exchange rate changes on cash and cash equivalents	**(56)**	1	25	–	–	**(30)**
Cash and cash equivalents, net of overdrafts, at end of period	**4,881**	186	(613)	–	–	**4,454**

67

Financial Report
12. Subsequent events
Other than the matters outlined elsewhere in this financial report, no matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

BHP Billiton Results for the half year ended 31 December 2013
Directors’ Report
The Directors present their report together with the half year financial statements for the half year ended 31 December
2013 and the auditor’s review report thereon.
Review of Operations
A detailed review of the Group’s operations, the results of those operations during the half year ended 31 December
2013 and likely future developments are given on pages 1 to 28. The Review of Operations has been incorporated into, and forms part of, this Directors’ Report.
Principal Risks and Uncertainties
Because of the international scope of the Group’s operations and the industries in which it is engaged, there are a number of risk factors and uncertainties which could have an effect on the Group’s results and operations. Material risks that could impact on the Group’s performance include those referred to in the ‘Outlook’ section as well as:
Fluctuations in commodity prices and impacts of ongoing global economic volatility may negatively affect our results, including cashflows and asset values
Our financial results may be negatively affected by currency exchange rate fluctuations
Reduction in Chinese demand may negatively impact our results
Actions by governments or political events in the countries in which we operate could have a negative impact on our business
Failure to discover new reserves, maintain or enhance existing reserves or develop new operations could negatively affect our future results and financial condition
Potential changes to our portfolio of assets through acquisition and divestments may have a material adverse effect on our future results and financial condition
Increased costs and schedule delays may adversely affect our development projects
If our liquidity and cashflow deteriorate significantly it could adversely affect our ability to fund our major capital programs
We may not recover our investments in mining, oil and gas assets, which may require financial write-downs
The commercial counterparties we transact with may not meet their obligations which may negatively impact our results
Cost pressures and reduced productivity could negatively impact on operating margins and expansion plans
Unexpected natural and operational catastrophes may adversely impact our operations
Our non-controlled assets may not comply with our standards
Breaches in our information technology security processes may adversely impact the conduct of our business activities
HSEC impacts, incidents or accidents and related regulations may adversely affect our people, operations and reputation or licence to operate
Climate change and greenhouse effects may adversely impact our operations and markets
A breach of our governance processes may lead to regulatory penalties and loss of reputation
Further information on the above risks and uncertainties can be found on pages 14 to 17 of the Group’s Annual Report for the year ended 30 June 2013, a copy of which is available on the Group’s website at www.bhpbilliton.com.
Dividend
Full details of dividends are given on page 11.

Financial Report
Board of Directors
The Directors of BHP Billiton at any time during or since the end of the half year are:
Mr J Nasser – Chairman since March 2010 (a Director since June 2006)
Mr M W Broomhead – a Director since March 2010
Sir J G Buchanan – a Director since February 2003
Mr C A Cordeiro – a Director since February 2005
Mr D A Crawford – a Director since May 1994
Mr L P Davies – a Director since June 2012
Ms C J Hewson – a Director since March 2010
Mr A Mackenzie – an Executive Director since May 2013
Mr L P Maxsted – a Director since March 2011
Mr W W Murdy – a Director since June 2009
Mr K C Rumble – a Director since September 2008
Dr J M Schubert – a Director since June 2000
Baroness S Vadera – a Director since January 2011
Auditor’s independence declaration
KPMG in Australia are the auditors of BHP Billiton Limited. Their auditor’s independence declaration under Section
307C of the Australian Corporations Act 2001 is set out on page 72 and forms part of this Directors’ Report.
Rounding of amounts
BHP Billiton Limited is a company of a kind referred to in Australian Securities and Investments Commission Class
Order No 98/100, dated 10 July 1998. Amounts in the Directors’ Report and half year financial statements have been rounded to the nearest million dollars in accordance with that Class Order.
Signed in accordance with a resolution of the Board of Directors.
J Nasser AO – Chairman A Mackenzie – Chief Executive Officer
Dated this 18th day of February 2014

BHP Billiton Results for the half year ended 31 December 2013
Directors’ Declaration of Responsibility
The half year financial report is the responsibility of, and has been approved by, the Directors. In accordance with a resolution of the Directors of BHP Billiton, the Directors declare that, to the best of their knowledge and in their reasonable opinion:
(a) the half year financial statements and notes, set out on pages 31 to 68, have been prepared in accordance with
IAS 34 ‘Interim Financial Reporting’ as issued by the IASB, IAS 34 ‘Interim Financial Reporting’ as adopted by the
EU, AASB 134 ‘Interim Financial Reporting’ as issued by the AASB and the Disclosure and Transparency Rules of the Financial Conduct Authority in the United Kingdom and the Australian Corporations Act 2001, including:
(i) complying with applicable accounting standards and the Australian Corporations Regulations 2001; and
(ii) giving a true and fair view of the financial position of the BHP Billiton Group as at 31 December 2013 and of its performance for the half year ended on that date;
(b) the Directors’ Report, which incorporates the Review of Operations on pages 1 to 28, includes a fair review of the information required by:
(i) DTR4.2.7R of the Disclosure and Transparency Rules in the United Kingdom, being an indication of important events during the first six months of the current financial year and their impact on the half year financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and
(ii) DTR4.2.8R of the Disclosure and Transparency Rules in the United Kingdom, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the BHP Billiton Group during that period, and any changes in the related party transactions described in the last annual report that could have such a material effect; and
(c) in the Directors’ opinion, there are reasonable grounds to believe that each of BHP Billiton Limited and BHP Billiton Plc will be able to pay its debts as and when they become due and payable.
Signed in accordance with a resolution of the Board of Directors.
J Nasser AO – Chairman
A Mackenzie – Chief Executive Officer
Dated this 18th day of February 2014

Financial Report
Lead Auditor’s Independence Declaration under Section 307C of the Corporations Act 2001
To: the Directors of BHP Billiton Limited:
I declare that, to the best of my knowledge and belief, in relation to the review for the half year ended 31 December 2013 there have been:
i. no contraventions of the auditor independence requirements as set out in the Australian Corporations Act 2001 in relation to the review; and
ii. no contraventions of any applicable code of professional conduct in relation to the review.
This declaration is in respect of BHP Billiton and the entities it controlled during the financial period.
KPMG Martin Sheppard Partner Melbourne 18 February 2014
KPMG, an Australian partnership and KPMG LLP, a UK entity, are members firm of the KPMG network of independent member firms affiliated with KPMG
International Cooperative (‘KPMG International’) a Swiss entity.
KPMG Australia’s liability limited by a scheme approved under Professional
Standards Legislation.

BHP Billiton Results for the half year ended 31 December 2013
Independent Review Report
Independent Review Report of KPMG LLP (“KPMG UK”) to BHP Billiton Plc and KPMG (“KPMG Australia”) to the Members of BHP Billiton Limited
Introduction
For the purposes of these reports, the terms “we” and “our” denote KPMG UK in relation to its responsibilities under its terms of engagement to report to BHP Billiton Plc and KPMG Australia in relation to Australian professional and regulatory responsibilities and reporting obligations to the members of BHP Billiton Limited.
The BHP Billiton Group (“the Group”) consists of BHP Billiton Plc and BHP Billiton Limited and the entities they controlled at the end of the half-year or from time to time during the half-year ended 31 December 2013.
We have reviewed the condensed half-year financial statements of the Group for the half-year ended 31 December 2013 (“half-year financial statements”), set out on pages 31 to 68, which comprise the consolidated income statement, consolidated statement of comprehensive income, consolidated balance sheet, consolidated cash flow statement, consolidated statement of changes in equity, summary of significant accounting policies and other explanatory notes 1 to 12. We have read the other information contained in the half-year financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the half-year financial statements. KPMG Australia has also reviewed the directors’ declaration set out on page 71 in relation to Australian regulatory requirements contained in section (a) and (c) of the directors’ declaration.
Directors’ Responsibilities
The half-year financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-year financial report:
in accordance with the Disclosure and Transparency Rules (“the DTR”) of the United Kingdom’s Financial Conduct Authority (“the UK FCA”), and under those rules, in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union; and
in accordance with Australian Accounting Standards and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Respective Responsibilities of KPMG UK and KPMG Australia
KPMG UK’s report is made solely to BHP Billiton Plc in accordance with the terms of KPMG UK’s engagement to assist BHP Billiton Plc in meeting the requirements of the DTR of the UK FCA. KPMG UK’s review has been undertaken so that it might state to BHP Billiton Plc those matters it is required to state to it in this report and for no other purpose. To the fullest extent permitted by law, KPMG UK does not accept or assume responsibility to anyone other than BHP Billiton Plc, for KPMG UK’s review work, for this report, or for the conclusions it has reached.
KPMG Australia has performed an independent review of the half-year financial statements and directors’ declaration in order to state whether, on the basis of the procedures described, it has become aware of any matter that makes
KPMG Australia believe that the half-year financial statements and directors’ declaration are not in accordance with the Corporations Act 2001 including: giving a true and fair view of the Group’s financial position as at 31 December
2013 and its performance for the half-year ended on that date; and complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Australian Corporations Regulations 2001.
Our responsibility is to express a conclusion on the half-year financial statements in the half-year financial report based on our review.
Scope of Review
KPMG UK conducted its review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the United Kingdom.

Financial Report
KPMG Australia conducted its review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity as issued by the Australian Auditing and Assurance Standards Board. As auditor of BHP Billiton Limited, KPMG Australia is required by ASRE 2410 to comply with the ethical requirements relevant to the audit of the annual financial report.
A review of half-year financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Independence
In conducting its review, KPMG Australia has complied with the independence requirements of the Australian Corporations Act 2001.
Review conclusion by KPMG UK
Based on our review, nothing has come to our attention that causes us to believe that the condensed half-year financial statements in the half-year financial report for the six months ended 31 December 2013 are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting, as adopted by the EU, and the DTR of the UK FCA.
Stephen Oxley
Partner
For and on behalf of KPMG LLP Chartered Accountants London
18 February 2014
Review conclusion by KPMG Australia
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the condensed half-year financial statements and directors’ declaration of the Group are not in accordance with the Australian Corporations Act 2001, including:
a) giving a true and fair view of the Group’s financial position as at 31 December 2013 and of its performance for the half-year ended on that date; and
b) complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Australian Corporations Regulations 2001.
KPMG
Martin Sheppard
Partner
Melbourne
18 February 2014
KPMG, an Australian partnership and KPMG LLP, a UK entity, are members firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (‘KPMG International’) a Swiss entity.
KPMG Australia’s liability limited by a scheme approved under Professional Standards Legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: February 18, 2014	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary